File No 82-1263

Danske Bank A/S –Rule 12g-3-2(b) filings

Interim Report 2007

Stock Exchange Announcement No. 15/2007
August 9, 2007

Danske Bank

3 Financial highlights - Danske Bank Group

4 Management's report
4 Financial results
5 Capital and solvency
6 Balance sheet
6 Senior management changes
7 Sampo Bank

8 Outlook for 2007

9 Business areas
10 Banking Activities Denmark
12 Banking Activities Finland
13 Banking Activities Sweden
14 Banking Activities Norway
15 Banking Activities Northern Ireland
16 Banking Activities Ireland
17 Banking Activities Baltics
18 Other Banking Activities
19 Mortgage Finance
20 Danske Markets
21 Danske Capital
22 Danica Pension
23 Other Areas

25 Statement by the management

26 Accounts - Danske Bank Group
26 Accounting policies
27 Income statement
28 Balance sheet
29 Capital
30 Solvency
31 Cash flow statement
32 Notes

36 Accounts - Danske Bank A/S

44 Additional information

This is a translation of the interim report for the first half of 2007 in the Danish language. In case of discrepancies, the Danish version prevails.

Financial highlights – Danske Bank Group

NET PROFIT FOR THE PERIOD (DKr m)	First half 2007	Pro forma First half 2006	Index 07/06	First half 2006	Pro forma Full year 2006	Full year 2006
Net interest income	11,777	10,631	111	9,286	22,610	19,501
Net fee income	4,396	4,469	98	3,770	8,877	7,301
Net trading income	4,203	3,780	111	3,467	7,280	6,631
Other income	1,552	1,332	117	1,234	2,952	2,698
Net income from insurance business	669	33	-	33	1,355	1,355
Total income	22,597	20,245	112	17,790	43,074	37,486
Operating expenses	12,530	11,131	113	9,739	22,640	19,485
Profit before credit loss expenses	10,067	9,114	110	8,051	20,434	18,001
Credit loss expenses	5	-477	-	-443	-484	-496
Profit before tax	10,062	9,591	105	8,494	20,918	18,497
Tax	2,433	2,716	90	2,407	5,549	4,952
Net profit for the period	7,629	6,875	111	6,087	15,369	13,545
Attributable to minority interests	26	61	43	-13	79	-12

BALANCE SHEET, END OF PERIOD (DKR M)						
Loans and advances	1,591,466	1,421,537	112	1,272,330	1,519,554	1,362,351
Repo loans	293,930	273,816	107	273,816	294,555	294,555
Trading portfolio assets	539,256	408,468	132	394,124	504,308	490,954
Investment securities	32,728	26,819	122	26,215	28,970	26,338
Assets under insurance contracts	194,564	181,366	107	181,366	194,302	194,302
Other assets	419,910	391,589	107	364,677	396,346	370,861
Total assets	3,071,854	2,703,595	114	2,512,528	2,938,035	2,739,361
Due to credit institutions and central banks	517,013	478,095	108	470,457	569,142	564,549
Deposits	762,356	658,956	116	567,089	693,142	598,899
Repo deposits	125,115	121,756	103	121,756	104,044	104,044
Issued mortgage bonds	485,650	456,298	106	456,298	484,217	484,217
Trading portfolio liabilities	281,413	222,605	126	218,920	240,304	236,524
Liabilities under insurance contracts	213,966	205,805	104	205,805	215,793	215,793
Other liabilities	531,471	438,786	121	358,577	479,896	391,212
Subordinated debt	57,391	47,832	120	40,164	56,325	48,951
Shareholders' equity	97,479	73,462	133	73,462	95,172	95,172
Total liabilities and equity	3,071,854	2,703,595	114	2,512,528	2,938,035	2,739,361

RATIOS AND KEY FIGURES					
Net profit for the period per share, DKr	11.1	-	9.7	-	21.5
Diluted net profit for the period per share, DKr	11.1	-	9.7	-	21.4
Net profit for the period as % of average shareholders' equity	15.9	-	16.6	-	17.5
Cost/income ratio, %	55.4	-	54.7	-	52.0
Solvency ratio, %	9.7	-	9.8	-	11.4
Core (tier 1) capital ratio, %	6.7	-	7.1	-	8.6
Risk-weighted items, end of period, DKr bn	1,194	-	1,019	-	1,119
Share price, end of period, DKr	226.0	-	221.5	-	250.0
Book value per share, DKr	142.5	-	117.5	-	139.1
Full-time-equivalent staff, end of period	23,535	-	19,177	-	19,253

Pro forma figures include the Sampo Bank group as of February 2006.

Management's report

- Net profit up 11% compared with first-half-2006 pro forma figure. The result is better than expected
- The Group raises its profit guidance for 2007 on the basis of the financial results for the first half of 2007 and the positive effect of amendments to Danish tax regulations. Net profit for the year is expected to match the pro forma figure for 2006
- Net interest income up 11% on pro forma figure for the first half of 2006
- The 13% increase in expenses reflects primarily planned expenses for the integration of acquired business units. Real underlying trend in costs showed an increase of only 3%
- Considerable customer activity following the successful launch of new online services and savings products in Denmark and Sweden
- Improved profitability of international banking operations
- Lending up 12% on end-June-2006 pro forma figure
- Units outside Denmark accounted for 56% of total growth in lending by banking activities
- Sampo Bank integration on schedule

Financial results for the first half of 2007

Net profit for the first six months of 2007 amounted to DKr7,629m, which was higher than expected at the presentation of the financial report for the first quarter of 2007.

Danske Bank Group's purchase of the Sampo Bank group was approved on January 30, 2007, and took effect on February 1, 2007. The accounts of the Sampo Bank group were consolidated in the accounts of the Danske Bank Group with effect from this date. Comparative figures for the Sampo Bank group are incorporated from February 2006, and this report comments on the results realised for the first half of 2007 relative to the pro forma figures for 2006.

Net profit rose 11% on the first-half-2006 pro forma profit.

Income

Income increased by 12% to DKr22,597m on the amount recorded in the first half of 2006. This increase was attributable to the favourable trends in net trading income and the Group's banking and insurance operations.

Net interest income rose to DKr11,777m, up 11% on the level recorded in the first half of 2006. The positive trend reflects the persistently high growth in lending and higher interest rates, which more than compensated for the pressure that the Group's new banking products, among other things, brought on margins.

Net fee income declined by 2% to DKr4,396m. This fall was the result primarily of expenses incurred for the hedging of the credit risk associated with a portfolio of mortgage loans by credit default swaps. Excluding these expenses, net fee income rose 1% in spite of the general slowdown in the Danish housing market.

Net trading income increased 11% to DKr4,203m, driven by higher customer activity and a stable profit from position taking.

Other income rose by 17% to DKr1,552m. Most of the increase derived from profits of DKr199m on the sale of five Norwegian branches.

Net income from insurance business rose from DKr33m in the first half of 2006 to DKr669m in the first half of 2007 owing to improved investment results.

Operating expenses

The cost/income ratio was unchanged at 55%. Excluding total integration expenses, the cost/income ratio was unchanged at 51%.

Expenses rose 13%. The increase was the result of expenses relating to the integration of acquired business units, higher performance-based compensation and increased activity in the Group's operating lease business. In accordance with international accounting standards, only expenses incurred by the Group for its development of software are capitalised; capitalisation of expenses for pre-analysis, user testing and implementation is not allowed. In the first half of 2007, the Group invested considerable resources in pre-analysing the integration

of Sampo Bank's systems and upgrading other IT systems within the Group.

The table below, showing the underlying trend in costs, does not include such expenses and other separate items.

EXPENSES (DKr m)	First half 2007	First half 2006	Index 07/06
Total expenses	12,530	11,131	113
Amortisation of intangible assets	557	274	203
Integration expenses	465	471	99
Total expenses, excl. total integration expenses	11,508	10,386	111
Performance-based compensation	663	497	133
Increase in operating leases	580	474	122
Nylander estate-agency business, Norway (acquired in Q3, 2006)	43	-	-
Sale of pension obligation, Norway	-	-200	-
Capitalisation of development costs	-3	-269	-
Underlying trend in expenses	10,225	9,884	103
Cost/income ratio, %	55.4	55.0	
Cost/income ratio, excl. total integration expenses, %	50.9	51.3	

Comparative figures include Sampo Bank as of February 2006.

Despite the growth in lending and generally strong business activity, the underlying trend in costs showed an increase of only 3%. This reflects partly the cost synergies realised in the acquired business units and partly the cost-efficient scalability of the Group's IT platform.

Credit loss expenses

Credit loss expenses amounted to DKr5m, against a net positive entry of DKr477m in the first half of 2006. Economic conditions in the markets on which the Group operates remained favourable.

Tax

With effect from January 1, 2007, the Danish corporation tax rate was lowered from 28% to 25%. This reduced the tax charge for the first half of 2007 by DKr368m, of which DKr188m derived from the change in deferred tax at the beginning of 2007.

Return on equity

The return on equity stood at 15.9%, against 16.6% a year earlier. Net profit for the period per share rose from DKr9.7 to DKr11.1, or 14%.

For 2006, return on equity and net profit for the period per share were calculated in accordance with the Group's organisation and capital structure prior to the acquisition of the Sampo Bank group.

Capital and solvency

Shareholders' equity

Shareholders' equity was DKr97.5bn at the end of June 2007, against DKr95.2bn at the end of 2006. The change reflects primarily the dividend payment in March 2007 and the recognition of the profit for the period.

At the end of June 2007, the share capital totalled DKr6,988,042,760 and shares numbered 698,804,276. The number of shares outstanding at the end of June 2007 was 683,850,098. The figures include the issuance of 60,500,000 shares in November 2006 to finance part of the acquisition of Sampo Bank. The average number of shares outstanding in the first half of 2007 was 684,477,896.

Solvency

The solvency ratio at the end of June 2007 was 9.7%, of which 6.7 percentage points derived from the Group's core (tier 1) capital. The core (tier 1) capital ratio, excluding hybrid core capital, stood at 5.8%. At the end of 2006, the solvency and core (tier 1) capital ratios stood at 11.4% and 8.6%, respectively. Most of the decline reflects deductions for intangible assets on the acquisition of the Sampo Bank group.

CAPITAL	Target (%)	Achieved first half 2007 (%)
Core (tier 1) capital ratio, excl. hybrid core capital	5.5-6.0	5.8
Hybrid core capital ratio	1.0-1.5	0.9
Solvency ratio	9.0-10.0	9.7
Expected pay-out ratio	30-50	40

The increase in risk-weighted items from DKr1,119bn at the beginning of the year to DKr1,194bn at the end of June 2007 was attributable primarily to the consolidation of the Sampo Bank group. The hedging of the credit risk associated with a portfolio of mortgage loans by credit default swaps reduced risk-weighted items by DKr140bn.

For 2006, the solvency ratio, core (tier 1) capital ratio and risk-weighted items were calculated in accordance with the Group's organisation and capital structure prior to the acquisition of the Sampo Bank group.

On January 1, 2007, the new Capital Requirements Directive took effect, allowing financial institutions to choose between various methods to calculate capital adequacy. In 2006, the Group applied to the Danish Financial Supervi-

sory Authority (FSA) for permission to use advanced internal models to calculate the capital requirement for its credit risks. The Group expects to incorporate the new methods from 2008, with full effect in 2010.

Balance sheet

Lending

Lending, excluding reverse transactions, rose by DKr169bn, or 12%, from the end of June 2006 to DKr1,591bn at the end of June 2007.

Loans and advances extended by the Group's operations in Denmark rose by DKr74bn, or 9%, on the end of June 2006.

Loans and advances extended by the Group's non-Danish operations grew by DKr95bn, or 17%. Units outside Denmark accounted for 56% of total growth in lending.

LENDING, END OF PERIOD (DKr bn)	First half 2007	First half 2006	Index 07/06
Banking Activities Denmark	338	291	116
Mortgage Finance	600	573	105
Other	48	48	100
Total Denmark	986	912	108
Banking Activities Finland	155	142	109
Banking Activities Sweden	147	128	115
Banking Activities Norway	118	97	122
Banking Activities Northern Ireland	61	53	115
Banking Activities Ireland	63	42	151
Banking Activities Baltics	23	15	156
Other	38	33	115
Total international	605	510	119
Total lending	1,591	1,422	112

Comparative figures include Sampo Bank.

Overall, Group loans and advances to retail customers rose by 10%, whereas loans and advances to corporate customers grew by 14% on the figures recorded in the first half of 2006.

Deposits

Deposits, including pooled schemes, rose 15% from DKr696bn at June 30, 2006, to DKr803bn a year later.

Deposits at the Group's banking operations in Denmark increased by DKr70bn, or 16%.

Deposits at the Group's non-Danish banking operations grew by DKr37bn, or 14%. Units outside Denmark accounted for 35% of total growth in deposits.

DEPOSITS, END OF PERIOD (DKr bn)	First half 2007	First half 2006	Index 07/06
Banking Activities Denmark	343	305	113
Other	158	126	125
Total Denmark	501	431	116
Banking Activities Finland	89	87	102
Banking Activities Sweden	51	45	115
Banking Activities Norway	57	44	129
Banking Activities Northern Ireland	61	54	111
Banking Activities Ireland	22	17	132
Banking Activities Baltics	9	7	124
Other	13	11	114
Total international	302	265	114
Total deposits, incl. pooled schemes, etc.	803	696	115

Comparative figures include Sampo Bank.

Trading portfolio assets

Trading portfolio assets rose by DKr131bn from DKr408bn at the end of June 2006 to DKr539bn on June 30, 2007. The increase was owing to larger holdings of bonds and a rise in the positive market value of derivatives. The increase in value was offset by a similar increase in the negative market value of derivatives recognised as trading portfolio liabilities.

The Group uses the Value-at-Risk (VaR) measure to calculate the daily market risk of its exposures. VaR expresses, at a confidence level of 99%, the maximum amount that the Group would lose assuming that the exposure was maintained for 10 days. Excluding Danica Pension, the Group's VaR amounted to DKr377.2m at the end of the first half of 2007, against DKr398.6m at June 30, 2006. In the first half of 2007, average VaR amounted to DKr287.2m, against DKr275.8m in the first half of 2006.

Senior management changes

In June, Jakob Brogaard, Deputy Chairman of the Executive Board, reached the age of 60 and retired after 43 years of service to Danske Bank. Mr Brogaard resigned from the Executive Board of Danske Bank A/S on June 30, 2007, but he will continue to sit on the boards of some of the Group's units, including the board of directors of Realkredit Danmark A/S, of which he is the chairman.

Sampo Bank

After the purchase had been completed at the beginning of February 2007, the organisation of Sampo Bank was adjusted to the Danske Bank Group's structure. Independent management teams were appointed for the operations in Finland and the Baltics, and general adjustments were made to the organisation to ensure that it reflects the structure of the Danske Bank Group.

The integration of Sampo Bank into the Danske Bank Group's systems, products and processes, including credit approval and financial control procedures, is on schedule. Pre-analyses have been completed, and requirements for the next steps of the migration process are now being prepared.

The Group expects to migrate Sampo Bank's Finnish activities to Danske Bank's IT platform at Easter 2008, at which time Sampo Bank is also expected to be converted into a branch of the Danske Bank Group.

Overall integration costs are expected to total some DKr1.6bn. At the end of June 2007, the Group had expensed DKr96m.

The integration is expected to create annualised cost and funding synergies of DKr0.6bn (DKr0.1bn in 2007, DKr0.4bn in 2008 and DKr0.6bn in 2009).

Danske Bank expects that the purchase of Sampo Bank will have a positive effect on earnings per share from the second half of 2008.

The note "Acquisition of subsidiary undertakings" gives more information on the accounting effects of the acquisition.

Outlook for 2007

The year 2007 is expected to be another satisfactory year for the Danske Bank Group. The Group's outlook is based on the pro forma financial highlights for 2006 presented in the financial report for the first quarter of 2007.

The Group raises its profit guidance for 2007 on the basis of the financial results for the first half of 2007 and the positive effect of amendments to Danish tax regulations. The Group now expects its profit before credit loss expenses to be slightly higher than the profit reported for 2006. Net profit for the year is now expected to match the pro forma figure for 2006.

In 2007, Europe is likely to see a persistent rise in average interest rates and moderate economic growth. Economic growth in Denmark may be slightly lower than the EU average, whereas growth rates in the Group's other markets are expected to be higher.

Net interest income is expected to rise by 8-10%, primarily as a result of double-digit lending growth in the markets on which the Group operates and the probable rise in average interest rates.

Net fee income is likely to grow by 1-3%, due mainly to an increase in trading volume on the securities markets and despite expenses for the credit default swaps entered into in connection with the financing of the acquisition of the Sampo Bank group. Mortgage finance activities are likely to slow down a little.

Net trading income is expected to increase by 3-7% on the high level recorded in 2006. The Group expects to maintain its market position, but income will continue to depend greatly on trends in the financial markets, including the level of securities prices at the end of the year.

Other income is likely to fall by 5-7% as the Group does not expect to realise income from the sale of property on the scale recorded in 2006.

The Group does not expect the investment return on its insurance business in the second half of 2007 to match the high return generated in the first half of the year. Overall, net income from insurance business in 2007 is expected to fall by 2-5% on the income received in 2006. This decline must be seen in the light of the reduction in capital allocated to the insurance business in 2007. The result will, however, also depend greatly on trends in the financial markets.

The Group expects operating expenses to rise by 8-9%, with an underlying increase of 0-1%, as shown in the table below.

EXPECTED TREND IN EXPENSES	Rise (%)
Total expenses	8-9
Of which total integration expenses	5
Other expenses	3-4
Performance-based compensation	1
Increase in operating leases	1
Sale of pension obligation in 2006, Norway	1
Underlying expenses	0-1

Profit before credit loss expenses is expected to be slightly higher than the profit reported for 2006.

The Group does not expect to realise a net positive entry for credit loss expenses for the whole of 2007 as was the case in 2006. Assuming favourable economic trends and satisfactory loan portfolio quality, the Group expects to record modest credit loss expenses in 2007.

Profit before tax for 2007 is therefore expected to be slightly lower than the profit generated in 2006.

The positive effect of amendments to Danish tax regulations is expected to reduce the tax charge for the year by DKr0.5bn. As a result of the amendments, the Group's effective tax rate is expected to fall from 27% to 25%.

Net profit for the year is expected to match the pro forma figure for 2006.

Business areas

PROFIT BEFORE CREDIT LOSS EXPENSES (DKr m)	First half 2007	First half 2006	Index 07/06	Share (%) First half 2007	Share (%) First half 2006	Full year 2006
Banking Activities Denmark	3,759	3,739	101	37	41	7,601
Banking Activities Finland	498	810	61	5	9	1,891
Banking Activities Sweden	649	471	138	7	5	1,084
Banking Activities Norway	517	395	131	5	4	854
Banking Activities Northern Ireland	1	-188	-	-	-2	-60
Banking Activities Ireland	123	-108	-	1	-1	23
Banking Activities Baltics	133	76	175	1	1	210
Other Banking Activities	397	325	122	4	4	682
Total Banking Activities	6,077	5,520	110	60	61	12,285
Mortgage Finance	1,287	1,201	107	13	13	2,605
Danske Markets	2,011	1,997	101	20	22	3,837
Danske Capital	535	478	112	5	5	1,041
Danica Pension	669	33	-	7	0	1,355
Other Areas	-512	-115	-	-5	-1	-689
Total Group	10,067	9,114	110	100	100	20,434

INCOME (DKr m)	First half 2007	First half 2006	Index 07/06	Share (%) First half 2007	Share (%) First half 2006	Full year 2006
Banking Activities Denmark	7,891	7,676	103	35	38	15,470
Banking Activities Finland	2,001	1,915	104	9	9	4,370
Banking Activities Sweden	1,416	1,186	119	6	6	2,544
Banking Activities Norway	1,332	1,125	118	6	6	2,406
Banking Activities Northern Ireland	1,194	1,098	109	5	5	2,293
Banking Activities Ireland	689	519	133	3	3	1,118
Banking Activities Baltics	316	215	147	1	1	539
Other Banking Activities	1,173	1,003	117	5	5	2,062
Total Banking Activities	16,012	14,737	109	70	73	30,802
Mortgage Finance	1,887	1,797	105	8	9	3,781
Danske Markets	3,375	3,157	107	15	16	6,032
Danske Capital	957	831	115	4	4	1,800
Danica Pension	669	33	-	3	-	1,355
Other Areas	-303	-310	-	-	-2	-696
Total Group	22,597	20,245	112	100	100	43,074

Comparative figures for Banking Activities Finland, Banking Activities Baltics, Danske Markets, Danske Capital and Other Areas comprise the pro forma financial results of the Sampo Bank group as of February 2006.

Danske Bank Denmark and BG Bank merged into a single business unit on April 10, 2007. The accounts of the two business areas were consolidated with effect from January 1. Danske Bank's Helsinki branch forms part of Banking Activities Finland, and Danske Bank Luxembourg forms part of Danske Capital. In 2006, both units were included in Other Banking Activities. Comparative figures have been restated.

The Sampo Bank group was consolidated in the accounts of Danske Bank with effect from February 2007. Comparative figures for the banking activities in Finland and the Baltics, Danske Markets, Danske Capital and Other Areas have been restated on a pro forma basis to include the financial results of the Sampo Bank group as of February 2006. Consequently, this report comments on the results of these business areas for the first half of 2007 relative to the pro forma figures for 2006.

Capital allocated to business areas is calculated at a rate of 5.5% as opposed to the rate of 6.5% applied before January 1, 2007. The change reduced net interest income from the Group's banking activities by DKr158m in the first half of 2007. This amount was booked as income under Other Areas. Comparative figures have not been restated. Furthermore, the change lifted the pre-tax profit as % p.a. of allocated capital.

Banking Activities Denmark

Banking Activities Denmark encompasses the banking activities of Danske Bank in Denmark. Danske Bank caters to all types of retail and corporate customers. Danske Bank's finance centres serve large corporate and private banking customers. Banking Activities Denmark has nine regions with 424 branches, five agricultural centres, nine finance centres and around 6,000 employees.

BANKING ACTIVITIES DENMARK [DKr m]	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Net interest income	5,164	4,720	109	2,612	2,552	2,693	2,555	2,437	9,968
Net fee income	2,353	2,590	91	1,145	1,208	1,149	1,074	1,230	4,813
Net trading income	347	363	96	173	174	154	158	173	675
Other income	27	3	-	17	10	7	4	1	14
Total income	7,891	7,676	103	3,947	3,944	4,003	3,791	3,841	15,470
Integration expenses	68	-	-	55	13	-	-	-	-
Other operating expenses	4,064	3,937	103	2,100	1,964	2,054	1,878	1,962	7,869
Operating expenses	4,132	3,937	105	2,155	1,977	2,054	1,878	1,962	7,869
Profit before credit loss expenses	3,759	3,739	101	1,792	1,967	1,949	1,913	1,879	7,601
Credit loss expenses	-150	-306	-	155	-305	84	59	-127	-163
Profit before tax	3,909	4,045	97	1,637	2,272	1,865	1,854	2,006	7,764
Loans and advances, end of period	337,793	290,754	116	337,793	322,058	313,943	296,715	290,754	313,943
Deposits, incl. pooled deposits, end of period	343,485	304,611	113	343,485	328,090	315,163	304,084	304,611	315,163
Risk-weighted items [avg.]	313,674	274,168	114	316,367	310,951	295,560	292,166	281,140	284,097
Allocated capital [avg.]	17,252	17,821	97	17,400	17,102	19,211	18,991	18,274	18,466
Profit before credit loss expenses as % p.a. of allocated capital	43.6	42.0		41.2	46.0	40.6	40.3	41.1	41.2
Pre-tax profit as % p.a. of allocated capital [ROE]	45.3	45.4		37.6	53.1	38.8	39.1	43.9	42.0
Cost/income ratio, %	52.4	51.3		54.6	50.1	51.3	49.5	51.1	50.9
Cost/income ratio, excl. integration expenses, %	51.5	51.3		53.2	49.8	51.3	49.5	51.1	50.9

The banking activities of BG Bank and Danske Bank Denmark merged on January 1, 2007. Comparative figures for 2006 have been restated.

- Profit before credit loss expenses at the level recorded in the first half of 2006
- Growth in lending of 16%
- Successful launch of new products

Demand for financial products and services remained high in the first half of 2007, although the period was characterised by a decrease in the sale of home financing loans compared with the level recorded in the first half of 2006.

Net interest income rose 9% to DKr5,164m on the level recorded in the first half of 2006. The increase was attributable to growth in loans and advances and deposits as well as higher interest rates which more than compensated for the narrowing of interest margins caused, in part, by the introduction of new products. Lending growth reflects mainly the increasing demand for loan financing among corporate customers and home owners' appetite for mortgage loans. The 13% increase in deposits was the result, among other things, of the successful launch of two new types of high-interest current account, with total deposits of DKr25bn.

Net fee income earned in the first half of 2007 was down 9%, primarily due to the slowdown in the housing market and the extraordinarily high level of issuance fees received in the first half of 2006.

Operating expenses rose 5% on the level recorded in the first half of 2006, mainly as a result of the expenses relating to the further development of the Group's IT systems and the integration of Danske Bank Denmark and BG Bank. The cost/income ratio, excluding integration expenses, was unchanged at 51%.

Total lending rose 16% on the level recorded in the first half of 2006. Lending to retail customers increased 17%, while lending to corporate customers increased 15%. Over the past six months, growth in retail lending has declined, whereas lending growth in the corporate segment has increased.

Total deposits rose 13% on the figure recorded in the first half of 2006. Deposits made by retail customers grew by 9%, while deposits made by corporate customers saw an increase of 19%.

In the first half of 2007, Danske Bank launched a number of new product packages targeting customers who use the Group's online self services and ATMs. These customers are now offered all the advantages of the Group's self-service options, the services of its wide branch network and 24/7 telephone services. Furthermore, the packages make nearly all day-to-day banking transactions free of charge and offer low borrowing rates and attractive deposit rates. The customers welcomed the new products, and more than 50,000 customers had started using their packages by the end of June 2007.

The market share of Banking Activities Denmark was 27.3% for lending and 31.4% for deposits. Since the introduction of the product packages and the high-interest current accounts, the Group has maintained its share of the market.

As a result of its decision to merge the activities of BG Bank and Danske Bank Denmark, the Group closed 31 branches in Denmark – 7 Danske Bank branches and 24 former BG Bank branches. These were branches that were located very close to other of the Group's branches. Customers are still served by the advisers they know – only now from the continuing branches.

The merger of the two brands proceeds better than was initially expected. Together with local management, the Group has identified other branches that would benefit if merged. Therefore, it has been decided to merge around 50 branches into 25 branches in the second half of 2007.

Integration costs are expected to total DKr275m, of which some DKr250m is expected to be incurred in 2007. The Group expects to be able to obtain total synergies of DKr300m, with synergies in 2007 accounting for around DKr135m and full accounting effect from 2008.

The healthy economic climate in Denmark is expected to continue throughout 2007, although with growth rates lower than in 2006. The Group expects the increase in interest rates and fierce competition to continue.

Banking Activities Finland

Banking Activities Finland encompasses the banking activities of Sampo Bank in Finland and Danske Bank's Helsinki Branch. Sampo Bank, which is the third-largest bank in Finland, caters to retail customers, small and medium-sized businesses and institutional clients. Sampo Bank has 123 branches in Finland and around 2,100 employees.

BANKING ACTIVITIES FINLAND (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Net interest income	1,356	1,284	106	822	534	848	816	785	2,948
Net fee income	556	510	109	326	230	336	298	314	1,144
Net trading income	5	27	19	-1	6	-5	15	16	37
Other income	84	94	89	40	44	93	54	56	241
Total income	2,001	1,915	104	1,187	814	1,272	1,183	1,171	4,370
Amortisation of intangible assets	263	-	-	135	128	-	-	-	-
Integration expenses	96	-	-	84	12	-	-	-	-
Other operating expenses	1,144	1,105	104	694	450	776	598	658	2,479
Operating expenses	1,503	1,105	136	913	590	776	598	658	2,479
Profit before credit loss expenses	498	810	61	274	224	496	585	513	1,891
Credit loss expenses	3	-73	-	17	-14	-53	49	-67	-77
Profit before tax	495	883	56	257	238	549	536	580	1,968
Profit before tax in local currency (€)	66	119	55	34	32	73	72	78	264
Loans and advances, end of period	154,574	142,046	109	154,574	149,097	146,803	144,378	142,046	146,803
Deposits, end of period	88,956	87,488	102	88,956	84,624	89,293	86,752	87,488	89,293
Risk-weighted items (avg.)	132,696	126,113	105	132,664	132,728	129,335	128,821	127,658	127,405
Allocated capital (avg.)	7,298	8,197	89	7,297	7,300	8,407	8,373	8,298	8,281
Profit before credit loss expenses as % p.a. of allocated capital	16.4	23.7		15.0	18.4	23.6	27.9	24.7	24.9
Pre-tax profit as % p.a. of allocated capital (ROE)	16.3	25.9		14.1	19.6	26.1	25.6	28.0	25.9
Cost/income ratio, %	75.1	57.7		76.9	72.5	61.0	50.5	56.2	56.7
Cost/income ratio, excl. total integration expenses, %	57.2	57.7		58.5	55.3	61.0	50.5	56.2	56.7

Comparative figures include the Sampo Bank group as of February 2006.

- Profit before credit loss expenses down 39%
- Profit before credit loss expenses, excl. total integration expenses, up 6%
- Growth in lending of 9%
- Growth expected to continue

The economic climate in Finland remained favourable in the first half of 2007.

Net interest income rose 6% to DKr1,356m on the level recorded in the first half of 2006. The upward trend reflects growth in lending and higher interest rates, which more than compensated for the pressure on lending margins and the accrual of the DKr77m fair value adjustment of loans, advances and deposits in the opening balance sheet at February 1, 2007. Excluding the accrual of the fair value adjustment, net interest income rose 12%.

Operating expenses rose 36% over the level recorded in the first half of 2006, reflecting total integration expenses deriving from the acquisition of the Sampo Bank group. Excluding total integration expenses, operating expenses rose 4% on the level recorded in the first half of 2006. The cost/income ratio, excluding total integration expenses, improved marginally from 57.7% in the first half of 2006 to 57.2% at the end of June 2007.

Lending rose 9% on the figure recorded in the first half of 2006. Lending to retail customers grew 12%, whereas lending to corporate customers increased 6%. Deposits rose 2% on the figure recorded in the first half of 2006. Deposits made by retail customers increased 3%, whereas corporate deposits grew 1%. The market share of Banking Activities Finland was 15.7% for lending, against 16.0% at June 30, 2006. The market share for deposits was 12.7%, against 13.8% at end-June 2006.

Integration expenses are expected to rise in the second half of 2007 as the migration process proceeds. The growth of Banking Activities Finland is expected to continue in 2007 provided that economic conditions are favourable.

Banking Activities Sweden

Banking Activities Sweden encompasses the banking activities of Östgöta Enskilda Bank and Provinsbankerne in Sweden, which serve all types of retail and corporate customers. Banking Activities Sweden has four regions with 59 branches, four finance centres and around 920 employees. Real-estate agency business is carried out primarily through the 75 offices of Skandia Mäklarna.

BANKING ACTIVITIES SWEDEN (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Net interest income	1,009	834	121	510	499	505	473	434	1,812
Net fee income	336	301	112	175	161	176	137	158	614
Net trading income	45	31	145	24	21	20	20	15	71
Other income	26	20	130	15	11	15	12	13	47
Total income	1,416	1,186	119	724	692	716	642	620	2,544
Operating expenses	767	715	107	402	365	394	351	374	1,460
Profit before credit loss expenses	649	471	138	322	327	322	291	246	1,084
Credit loss expenses	91	33	-	21	70	31	7	-50	71
Profit before tax	558	438	127	301	257	291	284	296	1,013
Profit before tax in local currency (SKr)	689	544	127	374	315	356	353	366	1,253
Loans and advances, end of period	146,832	128,151	115	146,832	138,199	138,454	133,499	128,151	138,454
Deposits, end of period	51,178	44,537	115	51,178	47,345	50,062	45,917	44,537	50,062
Risk-weighted items (avg.)	118,273	99,655	119	118,166	118,381	114,843	110,053	102,850	106,104
Allocated capital (avg.)	6,505	6,478	100	6,499	6,511	7,465	7,153	6,685	6,897
Profit before credit loss expenses as % p.a. of allocated capital	20.0	14.5		19.8	20.1	17.3	16.3	14.7	15.7
Pre-tax profit as % p.a. of allocated capital (ROE)	17.2	13.5		18.5	15.8	15.6	15.9	17.7	14.7
Cost/income ratio, %	54.2	60.3		55.5	52.7	55.0	54.7	60.3	57.4

- Profit before credit loss expenses up 38%
- Lending growth of 15%
- Introduction of the Sparkonto XL savings product
- Higher return

Banking Activities Sweden recorded healthy growth and higher market shares in the first half of 2007.

Net interest income rose 21% on the same period a year ago. The increase reflects the growth in lending and deposits, and higher market rates despite the narrowing of interest margins.

The trend in net fee income was positive in the first half of 2007, with an increase of 12% on the level recorded in the first half of 2006. The upward trend was the result of a higher number of equity trades and payment transactions, and the considerable inflow of new customers.

Operating expenses grew 7% on the level recorded in the first half of 2006. This rise reflects primarily increased expenses for the launch of new products and expenses for the streamlining of the loan process for home financing. The cost/income ratio improved from 60.3% in the first half of 2006 to 54.2% in the first half of 2007.

Growth in lending continued at a rate of 15% in the first half of 2007. Lending to retail customers rose 15%, whereas lending to corporate customers grew 14%.

Deposits rose 15% on the figure recorded in the first half of 2006. Corporate deposits were up 9%, whereas deposits made by retail customers increased 28%. The launch of the Sparkonto XL savings product in May 2007 prompted 15,000 customers to deposit SKr2.2bn.

The market share of lending of Banking Activities Sweden was 5.7%, up from 5.5% at the end of June 2006. The market share of deposits was unchanged at 4.4%.

The organisational adjustments and the expansion of the Swedish branch network in recent years are expected to make Banking Activities Sweden well prepared for further profitable growth again in 2007. These expectations are also supported by generally favourable economic trends.

Banking Activities Norway

Banking Activities Norway encompasses the banking activities of Fokus Bank in Norway. Fokus Bank serves all types of retail and corporate customers. Banking Activities Norway has five regions with 55 branches, five finance centres and around 1,100 employees. Real-estate agency business is carried out through the 40 offices of Fokus Krogsveen Nylander.

BANKING ACTIVITIES NORWAY (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Net interest income	865	739	117	442	423	418	410	385	1,567
Net fee income	224	208	108	110	114	118	90	107	416
Net trading income	71	50	142	37	34	28	33	23	111
Other income	172	128	134	95	77	96	88	74	312
Total income	1,332	1,125	118	684	648	660	621	589	2,406
Operating expenses	815	730	112	408	407	427	395	365	1,552
Profit before credit loss expenses	517	395	131	276	241	233	226	224	854
Credit loss expenses	-10	-62	-	-37	27	43	-12	-69	-31
Profit before tax	527	457	115	313	214	190	238	293	885
Profit before tax in local currency (NKr)	572	485	118	339	233	210	259	308	954
Loans and advances, end of period	118,228	96,718	122	118,228	109,731	105,319	100,610	96,718	105,319
Deposits, end of period	57,482	44,447	129	57,482	48,506	46,667	40,385	44,447	46,667
Risk-weighted items (avg.)	90,605	71,525	127	93,077	88,106	83,573	80,246	73,450	76,760
Allocated capital (avg.)	4,983	4,649	107	5,119	4,846	5,432	5,216	4,774	4,989
Profit before credit loss expenses as % p.a. of allocated capital	20.7	17.0		21.6	19.9	17.2	17.3	18.8	17.1
Pre-tax profit as % p.a. of allocated capital (ROE)	21.2	19.7		24.5	17.7	14.0	18.3	24.5	17.7
Cost/income ratio, %	61.2	64.9		59.6	62.8	64.7	63.6	62.0	64.5

- Profit before credit loss expenses up 31%
- Lending growth of 22%
- Fokus Bank – a division of Danske Bank as of April 1, 2007

Banking Activities Norway recorded persistently strong growth and higher market share in the first half of 2007. In March 2007, the unit sold off five branches. The quarterly pre-tax profit of the branches in 2006 amounted to around DKr5m as a result of income of DKr10m and expenses of DKr5m. The profit on the sale of DKr199m was recognised as income under Other Areas.

Net interest income rose 17% on the income recognised in the first half of 2006, reflecting the growth in lending. This increase was achieved in spite of the narrowing of margins on loans to retail customers and the sale of branches.

Net fee income rose 8% on the first half of 2006. This growth was the result of strong activity in savings and investment services and increased corporate business.

Other income increased by 34% to DKr172m in the first half of 2007. The positive trend reflects the increase in income from Fokus Bank's real-estate agency business, including Nylander, the Norwegian real-estate agency chain acquired in the summer of 2006.

Excluding expenses incurred by Nylander, operating expenses rose by 6% on the level recorded in the first half of 2006. The cost/income ratio improved from 64.9% in the first half of 2006 to 61.2%.

Lending rose 22% on the first half of 2006. Adjusted for the effect of the sale of branches, lending rose 25%, primarily as a result of the growth in lending to corporate customers.

Deposits increased 29% on the same period a year ago. Adjusted for the effect of the sale of branches, deposits rose 32%, owing mainly to the growth in corporate deposits.

The market share of lending of Banking Activities Norway was 5.5%, up from 5.2% at the end of June 2006. The market share of deposits rose to 4.8% from 4.1% a year earlier.

The healthy economic climate in Norway is expected to continue throughout 2007, and this creates the basis for further profitable growth.

Banking Activities Northern Ireland

Banking Activities Northern Ireland encompasses the banking activities of Northern Bank, which serves both retail and corporate customers. Banking Activities Northern Ireland has four regions with 95 branches and around 1,300 employees.

BANKING ACTIVITIES NORTHERN IRELAND (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Net interest income	899	816	110	452	447	451	435	415	1,702
Net fee income	245	234	105	117	128	122	129	101	485
Net trading income	42	41	102	18	24	22	24	26	87
Other income	8	7	114	4	4	7	5	5	19
Total income	1,194	1,098	109	591	603	602	593	547	2,293
Amortisation of intangible assets	228	223	102	115	113	118	118	112	459
Integration expenses	221	324	68	191	30	72	49	194	445
Other operating expenses	744	739	101	373	371	341	369	390	1,449
Operating expenses	1,193	1,286	93	679	514	531	536	696	2,353
Profit before credit loss expenses	1	-188	-	-88	89	71	57	-149	-60
Credit loss expenses	19	16	119	-11	30	30	-2	11	44
Profit before tax	-18	-204	-	-77	59	41	59	-160	-104
Profit before tax in local currency (£)	-2	-19	-	-7	5	4	6	-15	-9
Loans and advances, end of period	60,677	52,851	115	60,677	56,070	58,442	57,372	52,851	58,442
Deposits, end of period	60,601	54,351	111	60,601	56,856	60,969	59,379	54,351	60,969
Risk-weighted items (avg.)	43,303	39,105	111	44,225	42,371	38,569	37,138	38,949	38,474
Allocated capital (avg.)	2,382	2,542	94	2,432	2,330	2,507	2,414	2,532	2,501
Profit before credit loss expenses as % p.a. of allocated capital	0.1	-14.8		-14.5	15.3	11.3	9.4	-23.5	-2.4
Pre-tax profit as % p.a. of allocated capital (ROE)	-1.5	-16.1		-12.7	10.1	6.5	9.8	-25.3	-4.2
Cost/income ratio, %	99.9	117.1		114.9	85.2	88.2	90.4	127.2	102.6
Cost/income ratio, excl. total integration expenses, %	62.3	67.3		63.1	61.5	56.6	62.2	71.3	63.2

- Profit before credit loss expenses up DKr189m
- Growth in lending of 12% in local currency
- Realisation of synergies as planned
- Significant improvement in return, excluding total integration expenses

The pre-tax result of Banking Activities Northern Ireland amounted to a loss of DKr18m in the first half of 2007, against a loss of DKr204m in the first half of 2006. Income rose 9% to DKr1,194m.

Net interest income grew 10% as a result of increases in deposits and lending as well as higher interest rates. Net fee income rose 5% on the first half of 2006.

Operating expenses fell 7% compared with the level recorded in the first half of 2006. Integration expenses rose DKr161m from the first to the second quarter of 2007, primarily owing to severance expenses. The severance agreements will ensure that the unit will have achieved the planned cost synergies by the end of the year. By the end of 2007, the headcount will have been reduced by 25% since the acquisition in 2005. As a result of the realised cost synergies, operating expenses, excluding total integration expenses, rose a modest 1%. The cost/income ratio, excluding total integration expenses, improved from 67.3% to 62.3%.

Banking Activities Northern Ireland realised annualised synergies of DKr108m in the first half of 2007. Since the acquisition, the Group has achieved annualised synergies of DKr269m.

Lending, measured in local currency, rose 12% on the figure recorded at the end of June 2006. Disregarding short-term lending to the public sector, the increase was 15%.

Deposits, measured in local currency, rose 9% on the figure recorded at the end of June 2006. Disregarding short-term deposits made by the public sector, the increase was 14%.

Economic growth in Northern Ireland is expected to be favourable again in 2007. This, together with achieved synergies, creates the basis for further profitable growth.

Banking Activities Ireland

Banking Activities Ireland encompasses the banking activities of National Irish Bank, which caters primarily to retail and corporate customers. Banking Activities Ireland has four regions with 61 branches and around 650 employees.

BANKING ACTIVITIES IRELAND (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Net interest income	552	420	131	288	264	258	240	219	918
Net fee income	93	63	148	55	38	34	36	28	133
Net trading income	38	33	115	23	15	19	9	19	61
Other income	6	3	200	3	3	2	1	2	6
Total income	689	519	133	369	320	313	286	268	1,118
Amortisation of intangible assets	51	51	100	26	25	26	25	25	102
Integration expenses	80	147	54	50	30	8	4	68	159
Other operating expenses	435	429	101	218	217	221	184	242	834
Operating expenses	566	627	90	294	272	255	213	335	1,095
Profit before credit loss expenses	123	-108	-	75	48	58	73	-67	23
Credit loss expenses	28	21	133	20	8	-	-24	23	-3
Profit before tax	95	-129	-	55	40	58	97	-90	26
Profit before tax in local currency (€)	13	-17	-	8	5	8	13	-12	4
Loans and advances, end of period	63,465	41,957	151	63,465	56,482	51,250	46,677	41,957	51,250
Deposits, end of period	22,488	17,045	132	22,488	20,880	21,390	19,738	17,045	21,390
Risk-weighted items (avg.)	50,017	31,631	158	52,750	47,254	42,441	38,127	33,103	35,993
Allocated capital (avg.)	2,751	2,056	134	2,901	2,599	2,759	2,478	2,152	2,340
Profit before credit loss expenses as % p.a. of allocated capital	8.9	-10.5		10.3	7.4	8.4	11.8	-12.5	1.0
Pre-tax profit as % p.a. of allocated capital (ROE)	6.9	-12.5		7.6	6.2	8.4	15.7	-16.7	1.1
Cost/income ratio, %	82.1	120.8		79.7	85.0	81.5	74.5	125.0	97.9
Cost/income ratio, excl. total integration expenses, %	63.1	82.7		59.1	67.8	70.6	64.3	90.3	74.6

- Profit before credit loss expenses up DKr231m
- Growth in lending of 51%
- Substantial inflow of new customers
- Realisation of synergies as planned
- Branch network expansion in progress

The pre-tax result of Banking Activities Ireland amounted to a profit of DKr95m in the first half of 2007, against a loss of DKr129m in the first half of 2006. Income rose to DKr689m, up 33%.

Net interest income grew 31% as a result of significant increases in deposits and lending as well as higher interest rates.

Net fee income grew 48% and net trading income rose 15% as a result of higher revenue from cross selling and increased wealth management income.

Operating expenses declined 10% on the first half of 2006. Integration expenses rose DKr20m from the first to the second quarter of 2007, primarily owing to severance expenses. Excluding total integration expenses, operating expenses rose a modest 1% as a result of the synergies achieved. The cost/income ratio, excluding total integration expenses, improved from 82.7% in the first half of 2006 to 63.1% in the first half of 2007.

Despite a 158% increase in lending since the acquisition in 2005, the headcount has been reduced by 11%. Since the acquisition of National Irish Bank, the Group has achieved annualised synergies of DKr48m.

Lending rose 51% on the figure recorded at the end of the first half of 2006. Lending to retail customers was up 35%, due to the launch of a new type of low-risk mortgage loan, among other things, and lending to corporate customers grew by 65%.

Deposits rose 32% on the figure recorded at the end of June 2006. Deposits made by retail customers grew by 25%, while deposits made by corporate customers saw an increase of 43%.

Economic growth in the Republic of Ireland is expected to slow a little in 2007, although it is still likely to outperform average European growth.

Banking Activities Baltics

Banking Activities Baltics encompasses the Group's banking activities in Estonia, Latvia and Lithuania, which serve all types of retail and corporate customers. Banking Activities Baltics has 41 branches and around 1,200 employees.

BANKING ACTIVITIES BALTICS (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Net interest income	233	143	163	145	88	104	77	91	324
Net fee income	52	34	153	32	20	26	24	19	84
Net trading income	22	32	69	13	9	40	45	22	117
Other income	9	6	150	6	3	4	4	4	14
Total income	316	215	147	196	120	174	150	136	539
Integration expenses	-	-	-	-	-	-	-	-	-
Other operating expenses	183	139	132	111	72	110	80	86	329
Operating expenses	183	139	132	111	72	110	80	86	329
Profit before credit loss expenses	133	76	175	85	48	64	70	50	210
Credit loss expenses	33	3	-	17	16	7	4	-	14
Profit before tax	100	73	137	68	32	57	66	50	196
Loans and advances, end of period	22,605	14,516	156	22,605	20,458	18,535	16,368	14,516	18,535
Deposits, end of period	9,153	7,364	124	9,153	8,994	8,704	7,784	7,364	8,704
Risk-weighted items (avg.)	20,947	12,872	163	21,808	20,076	17,668	15,625	13,732	14,662
Allocated capital (avg.)	1,152	837	138	1,199	1,104	1,148	1,016	893	953
Profit before credit loss expenses as % p.a. of allocated capital	27.7	21.8		28.3	26.1	22.3	27.6	22.4	24.0
Pre-tax profit as % p.a. of allocated capital (ROE)	20.8	20.9		22.7	17.4	19.9	26.0	22.4	22.4
Cost/income ratio, %	57.9	64.7		56.6	60.0	63.2	53.3	63.2	61.0
Cost/income ratio, excl. integration expenses, %	57.9	64.7		56.6	60.0	63.2	53.3	63.2	61.0

PROFIT BEFORE TAX (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Estonia	79	53	149	53	26	44	46	35	143
Latvia	-	-	-	2	-2	-	2	-	2
Lithuania	21	20	105	13	8	13	18	15	51
Total Banking Activities Baltics	100	73	137	68	32	57	66	50	196

Comparative figures include the Sampo Bank group as of February 2006.

- Profit before credit loss expenses up 75%
- Growth in lending of 56%
- Improved cost/income ratio

Income rose 47% to DKr316m on the level recorded in the first half of 2006. The increase reflects the very high level of activity.

Net interest income rose DKr90m to DKr233m on the level in the first half of 2006, owing to significant growth in lending.

Operating expenses rose to DKr183m, up DKr44m on the figure recorded in the first half of 2006. This increase was also the result of the higher level of activity. The cost/income ratio improved from 64.7% in the first half of 2006 to 57.9% in the first half of 2007.

Lending rose 56% on the same period a year ago. Lending to retail customers grew 71%, whereas lending to corporate customers increased 44%.

Deposits rose 24% on the same period a year ago. Retail customer deposits were up 23%, whereas corporate customer deposits rose 25%.

The strong growth of Banking Activities Baltics is expected to continue in the second half of 2007, although at a slightly lower pace than in 2006 as a result of the macroeconomic climate.

Other Banking Activities

Other Banking Activities comprises the activities of Nordania Leasing and the Group's banking activities in Germany and Poland.

OTHER BANKING ACTIVITIES (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Net interest income	276	242	114	140	136	141	121	108	504
Net fee income	53	43	123	24	29	19	24	23	86
Net trading income	24	19	126	16	8	12	11	13	42
Other income	820	699	117	398	422	402	329	339	1,430
Total income	1,173	1,003	117	578	595	574	485	483	2,062
Operating expenses	776	678	114	393	383	366	336	325	1,380
Profit before credit loss expenses	397	325	122	185	212	208	149	158	682
Credit loss expenses	-7	-14	-	-7	-	-25	38	6	-1
Profit before tax	404	339	119	192	212	233	111	152	683
Loans and advances, end of period	33,750	30,830	109	33,750	33,130	32,588	31,760	30,830	32,588
Deposits, end of period	4,304	3,306	130	4,304	3,513	3,586	3,060	3,306	3,586
Risk-weighted items (avg.)	41,097	37,545	109	41,137	41,057	39,387	38,897	38,261	38,350
Allocated capital (avg.)	2,260	2,440	93	2,263	2,258	2,560	2,528	2,487	2,493
Profit before credit loss expenses as % p.a. of allocated capital	35.1	26.6		32.7	37.6	32.5	23.6	25.4	27.4
Pre-tax profit as % p.a. of allocated capital (ROE)	35.7	27.8		33.9	37.6	36.4	17.6	24.4	27.4
Cost/income ratio, %	66.2	67.6		68.0	64.4	63.8	69.3	67.3	66.9

PROFIT BEFORE TAX (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Nordania Leasing	250	208	120	113	137	163	50	80	421
Germany	127	110	115	66	61	62	52	62	224
Poland	27	21	129	13	14	8	9	10	38
Total Other Banking Activities	404	339	119	192	212	233	111	152	683

- Pre-tax profit up 19%
- Upward trend in the business of all units

The pre-tax profit of Other Banking Activities amounted to DKr404m, against DKr339m in the first half of 2006. Profit before credit loss expenses rose DKr72m.

Profit before tax at Nordania Leasing rose 20% from DKr208m to DKr250m. The higher profit on new leases contributed to this increase.

The Group's business activities in Germany and Poland continued to see a positive trend in the first half of 2007. Profit before tax rose 18% from DKr131m in the first half of 2006 to DKr154m in the first half of 2007. In Germany, the increase in profit was the result of significant lending growth, whereas the Group's operations in Poland recorded a generally higher level of activity.

Mortgage Finance

Mortgage Finance encompasses the Danske Bank Group's mortgage finance and real-estate agency business in Denmark. The division markets its financing solutions through Realkredit Danmark, Danske Bank and "home". Real-estate agency business is carried out through "home", which has 199 offices throughout the country.

MORTGAGE FINANCE (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Net interest income	1,878	1,755	107	943	935	967	899	880	3,621
Net fee income	-167	-114	-	-87	-80	-59	-61	-53	-234
Net trading income	88	57	154	45	43	105	53	15	215
Other income	88	99	89	46	42	36	44	47	179
Total income	1,887	1,797	105	947	940	1,049	935	889	3,781
Operating expenses	600	596	101	304	296	301	279	296	1,176
Profit before credit loss expenses	1,287	1,201	107	643	644	748	656	593	2,605
Credit loss expenses	-6	-63	-	8	-14	-19	-23	-53	-105
Profit before tax	1,293	1,264	102	635	658	767	679	646	2,710
Mortgage loans, end of period	600,337	573,105	105	600,337	607,725	602,584	592,784	573,105	602,584
Risk-weighted items (avg.)	302,309	280,750	108	304,187	300,410	298,500	287,955	282,105	287,040
Allocated capital (avg.)	16,627	18,249	91	16,730	16,523	19,403	18,717	18,337	18,658
Profit before credit loss expenses as % p.a. of allocated capital	15.5	13.2		15.4	15.6	15.4	14.0	12.9	14.0
Pre-tax profit as % p.a. of allocated capital (ROE)	15.6	13.9		15.2	15.9	15.8	14.5	14.1	14.5
Cost/income ratio, %	31.8	33.2		32.1	31.5	28.7	29.8	33.3	31.1

- Profit before credit loss expenses up 7%
- 5% growth in lending, measured at fair value
- Decline in gross lending

The first six months of 2007 were characterised by an increase in interest rates. This trend led to a lower level of activity in the mortgage credit market.

Profit before tax rose 2% from DKr1,264m in the first half of 2006 to DKr1,293m in the first half of 2007.

The 7% rise in net interest income resulted from the rising interest rates and larger administration margins due to a larger loan portfolio.

Net fee income amounted to a negative DKr167m in the first half of 2007, against a negative DKr114m in the first half of 2006. This decline reflects the increase in portfolio-based fee rates charged by the Group's banking operations for mortgage loans arranged through them.

Operating expenses remained stable at the level recorded in the first half of 2006. The cost/income ratio improved from 33.2% in the first half of 2006 to 31.8% a year later.

Mortgage loans rose DKr27bn to DKr600bn on the level recorded in the first half of 2006. The outstanding nominal bond debt increased by DKr39bn to DKr625bn. The average loan-to-value ratio fell from 57% at the end of June 2006 to 53% a year later.

Gross lending amounted to DKr188bn in the first half of 2007, down 17% on the level recorded in the first half of 2006. The downward trend was due primarily to the lower activity in the housing market.

The market share of the loan portfolio was 32.2% at the end of the first half of 2007, against 32.8% at the end of 2006. Realkredit Danmark's share of gross lending stood at 25.4% in the first half of 2007, against 29.7% in 2006. The market share of net new lending was 24.3% in the first half of 2007, against 28.7% in 2006.

The rise in interest rates in the first half of 2007 meant that borrowers with 4% fixed-rate loans could profit from refinancing to a higher coupon assuming that interest rates will subsequently fall again. The players in the Danish market have issued varying recommendations. Realkredit Danmark expects interest rates to continue on a slight upward path and has advised against refinancing to a higher coupon. Refinancing activity and related supplementary borrowing have thus been modest at Realkredit Danmark, and the fall in market share should be seen in this light.

Activity in the mortgage credit market is expected to be slightly weaker in 2007 than in 2006.

Danske Markets

Danske Markets is responsible for the Group's activities in the financial markets. Trading activities include trading in fixed-income products, foreign exchange, equities and interest-bearing securities, providing the largest corporate customers and institutional clients with financial products and advisory services on mergers and acquisitions, and assisting customers in connection with their issue of equity and debt on the international financial markets. Proprietary trading encompasses the Bank's short-term investments. The investment portfolio covers the Bank's strategic fixed-income, foreign exchange, and equity portfolios. Institutional banking includes facilities with international financial institutions outside the Nordic region. Institutional facilities with Nordic financial institutions form part of the Group's banking activities.

DANSKE MARKETS (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Total income	3,375	3,157	107	1,716	1,659	1,362	1,513	1,283	6,032
Operating expenses	1,364	1,160	118	690	674	511	524	567	2,195
Profit before credit loss expenses	2,011	1,997	101	1,026	985	851	989	716	3,837
Credit loss expenses	5	-33	-	-	5	-5	-16	-25	-54
Profit before tax	2,006	2,030	99	1,026	980	856	1,005	741	3,891
Loans and advances, end of period	39,591	39,399	100	39,591	34,392	38,718	38,041	39,399	38,718
Risk-weighted items (avg.)	123,447	116,647	106	129,921	116,901	118,563	118,567	119,159	117,614
Allocated capital (avg.)	6,790	7,582	90	7,146	6,430	7,707	7,707	7,745	7,645
Profit before credit loss expenses as % p.a. of allocated capital	59.2	52.7		57.4	61.3	44.2	51.3	37.0	50.2
Pre-tax profit as % p.a. of allocated capital (ROE)	59.1	53.5		57.4	61.0	44.4	52.2	38.3	50.9
Cost/income ratio, %	40.4	36.7		40.2	40.6	37.5	34.6	44.2	36.4

TOTAL INCOME (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Trading activities	2,418	2,156	112	1,289	1,129	822	1,021	975	3,999
Proprietary trading	284	200	142	-13	297	207	-17	-40	390
Investment portfolio	426	575	74	310	116	209	375	235	1,159
Institutional banking	247	226	109	130	117	124	134	113	484
Total Danske Markets	3,375	3,157	107	1,716	1,659	1,362	1,513	1,283	6,032

Comparative figures include the Sampo Bank group as of February 2006.

- Profit before credit loss expenses higher than expected
- Increased customer activity
- Income up 7%

Profit before tax amounted to DKr2,006m in the first half of 2007, against DKr2,030m in the first half of 2006. Satisfactory income from both Danish and non-Danish units reflects increasing demand for Danske Markets' products, including customised structured products.

In the first half of 2007, the fixed-income markets were characterised by general interest rate increases of about 0.5 of a percentage point, which meant that the relatively flat yield curve was maintained. The profit on equity trading was, to some extent, influenced by increased competition, which led to a fall in fees. Equity trading volume increased on the first half of 2006, and the Danish OMX C20 index rose about 10% in the first half of 2007. The other Nordic stock exchanges in Oslo, Stockholm and Helsinki saw index increases of 15%, 10% and 11%.

Income from trading activities rose 12% on the first half of 2006.

In view of the market conditions, proprietary trading generated satisfactory income.

Returns on core investments in unlisted shares and shares in companies providing the financial infrastructure in Denmark accounted for most of the investment portfolio income.

Income from institutional banking remained satisfactory, up 9% on the income recorded in the first half of 2006.

Operating expenses grew 18%, reflecting increasing IT development costs and higher performance-based compensation.

Danske Markets' strong activity is expected to continue throughout 2007.

Danske Capital

Danske Capital develops and sells advisory services and asset management products and services, which are offered through the Group's banking operations and directly to businesses, institutional clients and external distributors. Through Danske Bank International in Luxembourg, Danske Capital provides advisory services and asset management services to clients outside the Group's home markets. Danske Capital manages the funds of retail customers and institutional investors and the funds of Danica Pension, Danske Fund, Puljeinvest (pooled investment) and Flexinvest. The division also provides advisory services to Danske Invest and BG Invest. Danske Capital has more than 550 employees, who work at offices in Denmark, Sweden, Norway, Finland, the Baltic countries and Luxembourg.

DANSKE CAPITAL (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Total income	957	831	115	499	458	566	403	427	1,800
Amortisation of intangible assets	15	-	-	9	6	-	-	-	-
Other operating expenses	407	353	115	209	198	230	176	171	759
Operating expenses	422	353	120	218	204	230	176	171	759
Profit before credit loss expenses	535	478	112	281	254	336	227	256	1,041
Credit loss expenses	-1	1	-	-1	-	-30	-149	2	-178
Profit before tax	536	477	112	282	254	366	376	254	1,219
Loans and advances, end of period	24,125	20,118	120	24,125	23,907	22,816	20,490	20,118	22,816
Deposits, end of period	8,888	7,420	120	8,888	8,307	8,109	7,292	7,420	8,109
Risk-weighted items (avg.)	12,608	8,955	141	12,728	12,487	11,225	10,754	9,755	9,981
Allocated capital (avg.)	693	582	119	700	687	730	699	634	649
Cost/income ratio, %	44.1	42.5		43.7	44.5	40.6	43.7	40.0	42.2
Cost/income ratio, excl. amortisation of intangible assets, %	42.5	42.5		41.9	43.2	40.6	43.7	40.0	42.2
Assets under management (DKr bn)	640	591	108	640	639	634	613	591	634

Comparative figures include the Sampo Bank group as of February 2006.

- Profit up 12%
- Income up 15%
- Business activities expected to continue to grow in 2007

Income at Danske Capital rose 15% to DKr957m, mainly as a result of an increase in income from assets under management. The non-Danish units accounted for 58% of total income.

Operating expenses rose 20%. This increase was due mainly to the expansion of activities outside Denmark, a rising number of employees and increased performance-based compensation.

Danske Capital's market share of unit trust business in the Nordic countries was 10% in the first half of 2007. Denmark and Finland remained Danske Capital's most important markets with market shares of 29% and 17%.

Net sales of asset management products and services were DKr1.4bn in the first half of 2007. Net sales suffered from the sell-back of bond-based investment products. In Denmark, such transactions amounted to DKr2.4bn. This trend should be seen in the light of the launch of high-interest current accounts by the Group's Danish bank branches. Net sales benefited from the persistent increase in demand for equity-based and mixed products. Net sales by the non-Danish units totalled DKr3.8bn in the first half of 2007.

Net sales of DKr5.4bn in the first half of the year lifted the net present value of capital invested under *Flexinvest Fri*, launched in October 2006, to DKr8.2bn at the end of June.

In spite of volatile securities markets, Danske Capital recorded satisfactory returns on investments in the first half of 2007. The unit trust business saw above-benchmark returns on 63% of the funds sold in Denmark and internationally.

Danske Capital expects the positive trend in its business to continue for the remainder of 2007.

Danica Pension

Danica Pension encompasses the Danske Bank Group's activities in the life insurance and pensions market. Danica Pension targets both personal and corporate customers. Products are marketed through a range of distribution channels within the Danske Bank Group, primarily Banking Activities' outlets and Danica Pension's insurance brokers and advisers. Danica offers two market-based products, Danica Balance and Danica Link. These products allow customers to select their own investment profile, and the return on savings depends on market trends. Furthermore, Danica Pension offers Danica Traditionel. This product does not offer individual investment profiles, and Danica Pension sets the rate of interest on policyholders' savings.

DANICA PENSION (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Share of technical provisions, etc.	526	524	100	262	264	261	252	259	1,037
Unit-linked business	-20	-29	-	-5	-15	-20	-4	-28	-53
Health and accident business	-57	-66	-	-30	-27	-7	-28	-30	-101
Return on investments	469	-60	-	273	196	424	408	-86	772
Financing result	-249	-121	-	-142	-107	-104	-75	-65	-300
Postponed risk allowance	-	-215	-	-	-	-	215	-215	-
Net income from insurance business	669	33	-	358	311	554	768	-165	1,355
Premiums, insurance contracts	8,297	7,858	106	3,932	4,365	4,800	3,574	3,599	16,232
Premiums, investment contracts	840	946	89	412	428	731	337	451	2,014
Technical provisions (avg.)	178,802	178,541	100	178,419	179,216	175,674	174,269	177,444	176,757
Allocated capital (avg.)	4,906	8,277	59	4,879	4,932	5,032	7,657	7,860	7,310
Net income as % p.a. of allocated cap.	27.3	0.8		29.4	25.2	44.0	40.1	-8.4	18.5

- Premiums rose to DKr9.1bn
- Booking of risk allowance of DKr526m
- Net income up DKr636m

The positive trend in sales of market-based products continued in the first half of 2007, with a 14% increase in premiums to DKr3.3bn. However, premiums received for traditional products fell as expected. Market-based products now account for 58% of new policies.

Net income from insurance business rose from DKr33m in the first half of 2006 to DKr669m in 2007. The increase was attributable mainly to a higher return on investments, which was sufficiently large to allow the booking of the Group's risk allowance, as opposed to the return achieved in the first half of 2006, because interest rate trends reduced Danica's technical provisions. The Group expects to book its risk allowance for 2007 as a whole, although the allowance may be reduced by fluctuations in the financial markets in particular.

The results of the health and accident business remained unsatisfactory, although they are improving.

Premiums amounted to DKr9.1bn in the first half of 2007, up 4% on the amount received in the first half of 2006. Regular premiums for corporate pension products rose 9%. In Sweden and Norway, premiums fell by DKr0.1bn, mainly as a result of amendments to Swedish tax regulations.

The return on customer funds invested in Danica Traditionel was a negative 0.4% in the first half of 2007, against a negative 3.7% in the same period last year. The return benefited from the increase in equity prices, whereas increasing interest rates and the uncertainty about the future tax on pension returns from index-linked bonds meant that bonds, incl. derivative financial instruments, yielded a negative return of 4.2%. Equities accounted for 25% of the assets.

The increase in interest rates led to a fall in obligations, which meant that Danica was able to reverse some of the technical provisions previously made. The return on customer funds, including reversed provisions, stood at 2.9% in the first half of 2007.

The collective bonus potential amounted to DKr15.1bn, up DKr1.2bn on the level recorded at end-2006. A 30% fall in equity prices would have reduced the bonus potential by DKr11.6bn and shareholders' equity by DKr1.0bn at end-June 2007. An increase in interest rates of 1.0 percentage point would have reduced the bonus potential by DKr2.7bn and shareholders' equity by DKr0.1bn.

Danica does not expect the investment return on its insurance business in the second half of 2007 to match the high return generated in the first half of the year; therefore overall, net income is expected to fall. The net income, which must be seen in the light of the reduction in capital allocated to the insurance business in 2007, will continue to depend greatly on trends in the financial markets.

Other Areas

Other Areas encompasses unallocated cost of capital, expenses for support functions and the Group's real property activities. Moreover, the area covers the elimination of returns on own shares.

OTHER AREAS (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Net interest income	-550	-399	-	-351	-199	-229	-299	-198	-927
Net fee income	-180	-110	-	-121	-59	-65	-38	-69	-213
Net trading income	113	-77	-	234	-121	-146	-26	48	-249
Other income	314	276	-	56	258	223	194	240	693
Total income	-303	-310	-	-182	-121	-217	-169	21	-696
Integration expenses	-	-	-	-54	54	-	-	-	-
Other operating expenses	209	-195	-	150	59	152	36	-142	-7
Operating expenses	209	-195	-	96	113	152	36	-142	-7
Profit before credit loss expenses	-512	-115	-	-278	-234	-369	-205	163	-689
Credit loss expenses	-	-	-	1	-1	-2	1	-	-1
Profit before tax	-512	-115	-	-279	-233	-367	-206	163	-688

PROFIT BEFORE TAX (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Cost of capital	-635	-440	-	-426	-209	-246	-274	-202	-960
Own shares	103	-52	-	224	-121	-134	-54	44	-240
Real property	135	260	-	68	67	135	193	215	588
Others	-115	117	-	-145	30	-122	-71	106	-76
Total Other Areas	-512	-115	-	-279	-233	-367	-206	163	-688

Comparative figures include the Sampo Bank group as of February 2006.

The result before tax amounted to a loss of DKr512m, against a loss of DKr115m in the first half of 2006.

The increase in the cost of capital was attributable to the acquisition of Sampo Bank. The hedging of the credit risk associated with a portfolio of mortgage loans by credit default swaps had an adverse effect on net fee income.

Furthermore, the decline in the result reflects the value adjustment of real property and the closure of the Group's Norwegian pension fund in 2006.

Financial highlights - Danske Bank Group

NET PROFIT FOR THE PERIOD (DKr m)	First half 2007	First half 2006	Index 07/06	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Net interest income	11,777	10,631	111	6,053	5,724	6,204	5,775	5,593	22,610
Net fee income	4,396	4,469	98	2,214	2,182	2,351	2,057	2,230	8,877
Net trading income	4,203	3,780	111	2,310	1,893	1,632	1,868	1,672	7,280
Other income	1,552	1,332	117	679	873	887	733	780	2,952
Net income from insurance business	669	33	-	358	311	554	768	-165	1,355
Total income	22,597	20,245	112	11,614	10,983	11,628	11,201	10,110	43,074
Operating expenses	12,530	11,131	113	6,663	5,867	6,107	5,402	5,693	22,640
Profit before credit loss expenses	10,067	9,114	110	4,951	5,116	5,521	5,799	4,417	20,434
Credit loss expenses	5	-477	-	183	-178	61	-68	-349	-484
Profit before tax	10,062	9,591	105	4,768	5,294	5,460	5,867	4,766	20,918
Tax	2,433	2,716	90	961	1,472	1,271	1,562	1,363	5,549
Net profit for the period	7,629	6,875	111	3,807	3,822	4,189	4,305	3,403	15,369
Attributable to minority interests	26	61	43	25	1	10	8	20	79

BALANCE SHEET (DKr m)	June 30, 2007	June 30, 2006	Index 07/06	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sep. 30, 2006	June 30, 2006	Full year 2006
Loans and advances	1,591,466	1,421,537	112	1,591,466	1,540,509	1,519,554	1,470,121	1,421,537	1,519,554
Repo loans	293,930	273,816	107	293,930	294,916	294,555	284,099	273,816	294,555
Trading portfolio assets	539,256	408,468	132	539,256	475,451	504,308	445,173	408,468	504,308
Investment securities	32,728	26,819	122	32,728	26,124	28,970	32,272	26,819	28,970
Assets under insurance contracts	194,564	181,366	107	194,564	195,069	194,302	190,226	181,366	194,302
Other assets	419,910	391,589	107	419,910	419,078	396,346	428,180	391,589	396,346
Total assets	3,071,854	2,703,595	114	3,071,854	2,951,147	2,938,035	2,850,071	2,703,595	2,938,035
Due to credit institutions and central banks	517,013	478,095	108	517,013	539,104	569,142	552,060	478,095	569,142
Deposits	762,356	658,956	116	762,356	680,007	693,142	654,084	658,956	693,142
Repo deposits	125,115	121,756	103	125,115	102,333	104,044	115,114	121,756	104,044
Issued mortgage bonds	485,650	456,298	106	485,650	483,066	484,217	470,227	456,298	484,217
Trading portfolio liabilities	281,413	222,605	126	281,413	271,281	240,304	232,672	222,605	240,304
Liabilities under insurance contracts	213,966	205,805	104	213,966	215,313	215,793	213,770	205,805	215,793
Other liabilities	531,471	438,786	121	531,471	504,235	479,896	487,248	438,786	479,896
Subordinated debt	57,391	47,832	120	57,391	62,120	56,325	48,017	47,832	56,325
Shareholders' equity	97,479	73,462	133	97,479	93,688	95,172	76,879	73,462	95,172
Total liabilities and equity	3,071,854	2,703,595	114	3,071,854	2,951,147	2,938,035	2,850,071	2,703,595	2,938,035

RATIOS AND KEY FIGURES	First half 2007	First half 2006	Q2 2007	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Full year 2006
Net profit for the period per share, DKr	11.1	-	5.5	5.6	-	-	-	-
Diluted net profit for the period per share, DKr	11.1	-	5.5	5.6	-	-	-	-
Net profit for the period as % p.a. of average shareholders' equity	15.9	-	15.8	15.9	-	-	-	-
Cost/income ratio, %	55.4	-	57.4	53.4	-	-	-	-
Solvency ratio, %	9.7	-	9.7	10.1	-	-	-	-
Core (tier 1) capital ratio, %	6.7	-	6.7	6.6	-	-	-	-
Risk-weighted items, end of period, DKr bn	1,194	-	1,194	1,137	-	-	-	-
Share price, end of period, DKr	226.0	-	226.0	259.5	-	-	-	-
Book value per share, DKr	142.5	-	142.5	136.7	-	-	-	-
Full-time-equivalent staff, end of period	23,535	-	23,535	23,650	-	-	-	-

Pro forma figures include the Sampo Bank group as of February 2006.

Statement by the management

The Board of Directors and the Executive Board (the management) have reviewed and approved the Interim Report of Danske Bank A/S for the first half of 2007.

The consolidated accounts for the first half of 2007 have been prepared in accordance with IAS 34, Interim Financial Reporting, and the interim accounts of the Parent Company have been prepared in accordance with the Danish Financial Business Act. Furthermore, the Interim Report has been prepared in accordance with additional Danish disclosure requirements for interim reports of listed financial institutions.

In our opinion, the Interim Report gives a true and fair view of the Group's and the Parent Company's assets, liabilities and financial position at June 30, 2007, and of the results of the Group's and the Parent Company's operations and consolidated cash flows for the period starting on January 1, 2007, and ending on June 30, 2007.

Copenhagen, August 9, 2007

Executive Board

Peter Straarup
Chairman

Tonny Thierry Andersen Senior Executive Vice President	Sven Lystbæk Senior Executive Vice President	Per Skovhus Senior Executive Vice President

Board of Directors

Alf Duch-Pedersen Chairman	Jørgen Nue Møller Vice Chairman	Eivind Kolding Vice Chairman
Henning Christophersen	Peter Højland	Niels Chr. Nielsen
Sten Scheibye	Majken Schultz	Claus Vastrup
Birgit Aagaard-Svendsen	Helle Brøndum	Charlotte Hoffmann
Per Alling Toubro	Verner Usbeck	Solveig Ørteby

Accounting policies

This Interim Report for the first half of 2007 has been prepared in accordance with IAS 34, Interim Financial Reporting, and additional Danish disclosure requirements for interim financial reporting of listed financial institutions.

The Group has not changed its accounting policies from those followed in the Annual Report for 2006. The Annual Report provides a full description of the Group's accounting policies.

The Interim Report has not been reviewed or audited.

Standards and interpretations not yet in force
The International Accounting Standards Board (IASB) has approved a number of international accounting standards and interpretations that have not yet come into force. None of these is expected to materially affect the Group's financial reporting.

Highlights
The calculation of capital allocated to the business areas is based on a rate of 5.5% as opposed to the rate of 6.5% applied before January 1, 2007. This change reduced net interest income generated by the Group's banking activities by DKr158m in the first half of 2007.

Pro forma financial highlights
In November 2006, the Danske Bank Group entered into an agreement to buy all the shares of the Finnish Sampo Bank. The acquisition was approved on January 30, 2007, and effected on February 1, 2007, from which date the Sampo Bank group was consolidated in the accounts of Danske Bank.

Comparative figures in the financial reporting on the activities in Finland, the Baltic countries, Danske Markets, Danske Capital and Other Areas have been restated on a pro forma basis to include the financial results of the Sampo Bank group as of February 1, 2006. Consequently, the report comments on the results of these business areas for the first half of 2007 relative to the pro forma figures for 2006.

The pro forma financial highlights were calculated before the time of acquisition in accordance with the accounting policies of the Sampo Bank group (IFRS).

Income statement - Danske Bank Group

(DKr m)	First half 2007	First half 2006	Q2 2007	Q2 2006
Interest income	60,056	47,081	30,500	24,440
Interest expense	44,483	34,058	22,567	17,905
Net interest income	15,573	13,023	7,933	6,535
Fee income	6,094	4,970	3,152	2,420
Fee expenses	1,686	1,272	882	652
Net trading income	4,639	940	2,821	-736
Other income	2,268	2,906	829	1,740
Net premiums	8,246	7,808	3,991	3,643
Net insurance benefits	12,211	10,402	6,064	4,291
Income from associated undertakings	174	297	115	247
Profit on sale of associated and subsidiary undertakings	-	-	-	-
Staff costs and administrative expenses	11,303	9,090	6,029	4,591
Amortisation and depreciation	1,727	1,129	915	516
Credit loss expenses	5	-443	183	-314
Profit before tax	10,062	8,494	4,768	4,113
Tax	2,433	2,407	961	1,157
Net profit for the period	7,629	6,087	3,807	2,956
Portion attributable to				
Shareholders of the Parent Company	7,603	6,100	3,782	2,968
Minority interests	26	-13	25	-12
Net profit for the period	7,629	6,087	3,807	2,956
Net profit for the period per share, DKr	11.1	9.7	5.5	4.7
Diluted net profit for the period per share, DKr	11.1	9.7	5.5	4.7

Balance sheet - Danske Bank Group

(DKr m)	June 30, 2007	Dec. 31, 2006	June 30, 2006
ASSETS			
Cash in hand and demand deposits with central banks	18,934	12,319	10,364
Due from credit institutions and central banks	289,967	275,268	278,570
Trading portfolio assets	539,256	490,954	394,124
Financial investment securities	32,728	26,338	26,215
Assets held for sale	-	1,796	-
Bank loans and advances	1,285,059	1,054,322	973,041
Mortgage loans	600,337	602,584	573,105
Assets under pooled schemes and unit-linked investment contracts	40,215	39,602	36,540
Assets under insurance contracts	194,564	194,302	181,366
Holdings in associated undertakings	977	971	917
Intangible assets	30,093	7,384	7,551
Investment property	3,957	3,914	3,679
Tangible assets	8,643	7,854	7,468
Current tax assets	209	63	198
Deferred tax assets	523	440	363
Other assets	26,392	21,250	19,027
Total assets	3,071,854	2,739,361	2,512,528
LIABILITIES			
Due to credit institutions and central banks	517,013	564,549	470,457
Trading portfolio liabilities	281,413	236,524	218,920
Liabilities held for sale	-	888	-
Deposits	887,471	702,943	688,845
Issued mortgage bonds	485,650	484,217	456,298
Deposits under pooled schemes and unit-linked investment contracts	48,298	46,983	42,731
Liabilities under insurance contracts	213,966	215,793	205,805
Other issued bonds	423,345	293,736	268,291
Current tax liabilities	1,340	517	1,749
Deferred tax liabilities	3,324	1,889	1,600
Other liabilities	55,164	47,199	44,206
Subordinated debt	57,391	48,951	40,164
Total liabilities	2,974,375	2,644,189	2,439,066
SHAREHOLDERS' EQUITY			
Share capital	6,988	6,988	6,383
Foreign currency translation reserve	3	9	1
Proposed dividends	-	5,416	-
Profit brought forward	90,415	82,713	67,029
Shareholders of the Parent Company	97,406	95,126	73,413
Minority interests	73	46	49
Total shareholders' equity	97,479	95,172	73,462
Total liabilities and equity	3,071,854	2,739,361	2,512,528

Capital – Danske Bank Group

(DKr m)

Change in shareholders' equity	Shareholders of the Parent Company						
	Share capital	Foreign currency translation reserve	Proposed dividends	Profit brought forward	Total	Minority interests	Total
Shareholders' equity at Jan. 1, 2007	6,988	9	5,416	82,713	95,126	46	95,172
Translation of foreign units	-	71	-	-	71	-	71
Foreign unit hedges	-	-77	-	-	-77	-	-77
Tax on entries on shareholders' equity	-	-	-	196	196	-	196
Net gains not recognised in the income statement	-	-6	-	196	190	-	190
Net profit for the period	-	-	-	7,603	7,603	26	7,629
Total income	-	-6	-	7,799	7,793	26	7,819
Dividends paid	-	-	-5,416	100	-5,316	-	-5,316
Acquisition of own shares	-	-	-	-17,462	-17,462	-	-17,462
Sale of own shares	-	-	-	17,246	17,246	-	17,246
Share-based payment	-	-	-	19	19	-	19
Adjustment of minority interests	-	-	-	-	-	1	1
Shareholders' equity at June 30, 2007	6,988	3	-	90,415	97,406	73	97,479
Shareholders' equity at Jan. 1, 2006	6,383	-12	6,383	61,288	74,042	47	74,089
Translation of foreign units	-	26	-	-	26	-	26
Foreign unit hedges	-	-13	-	-	-13	-	-13
Tax on entries on shareholders' equity	-	-	-	16	16	-	16
Net gains not recognised in the income statement	-	13	-	16	29	-	29
Net profit for the period	-	-	-	6,100	6,100	-13	6,087
Total income	-	13	-	6,116	6,129	-13	6,116
Dividends paid	-	-	-6,383	129	-6,254	-	-6,254
Acquisition of own shares	-	-	-	-12,013	-12,013	-	-12,013
Sale of own shares	-	-	-	11,485	11,485	-	11,485
Share-based payment	-	-	-	24	24	-	24
Adjustment of minority interests	-	-	-	-	-	15	15
Shareholders' equity at June 30, 2006	6,383	1	-	67,029	73,413	49	73,462

Capital – Danske Bank Group

(DKr m)	June 30, 2007	Dec. 31, 2006	June 30, 2006
Solvency			
Shareholders' equity	97,479	95,172	73,462
Revaluation of domicile property	1,370	1,342	1,165
Pension obligations at fair value	755	34	218
Tax effect	-180	8	-27
Minority interests	3,008	3,001	3,002
Shareholders' equity according to the rules of the Danish FSA	102,432	99,557	77,820
Proposed/expected dividends	-3,051	-5,416	-2,672
Intangible assets of banking business	-30,211	-7,504	-7,663
Deferred tax assets	-339	-617	-419
Deferred tax on intangible assets	1,653	167	-
Revaluation of real property	-1,025	-988	-803
Core (tier 1) capital, less primary deductions	69,459	85,199	66,263
Hybrid core capital	12,257	11,419	6,017
Statutory deduction for insurance subsidiaries	-2,077	-	-
Other statutory deductions	-18	-	-
Core (tier 1) capital, incl. hybrid core capital, less deductions	79,621	96,618	72,280
Subordinated debt, excl. hybrid core capital	31,781	34,707	34,148
Hybrid core capital	5,127	-	-
Revaluation of real property	1,025	988	803
Statutory deduction for insurance subsidiaries	-2,077	-4,297	-7,141
Other statutory deductions	-18	-37	-38
Capital base, less deductions	115,459	127,979	100,052
Risk-weighted items			
not included in trading portfolio	1,104,091	1,047,353	943,355
with market risk in trading portfolio	89,416	71,637	76,098
Total risk-weighted items	1,193,507	1,118,990	1,019,453
Core (tier 1) capital ratio, excl. hybrid core capital, %	5.82	7.61	6.50
Core (tier 1) capital ratio, %	6.67	8.63	7.09
Solvency ratio, %	9.67	11.44	9.81

Solvency for 2006 is calculated in accordance with the rules of the Danish FSA in force at that time.

Cash flow statement – Danske Bank Group

(DKr m)	First half 2007	First half 2006
Cash flow from operations		
Net profit for the period	7,629	6,087
Adjustment for non-liquid items in the income statement	2,226	384
Cash flow from operating capital	39,145	10,632
Total	49,000	17,103
Cash flow from investing activities		
Acquisition/sale of business units	-19,525	-
Acquisition/sale of own shares	-197	-503
Acquisition of intangible assets	-61	-303
Acquisition/sale of tangible assets	-1,020	-1,028
Total	-20,803	-1,834
Cash flow from financing activities		
Changes in subordinated debt and hybrid core capital	1,121	-1,189
Dividends	-5,316	-6,254
Change in minority interests	27	15
Total	-4,168	-7,428
Cash and cash equivalents, beginning of period	264,610	272,469
Change in cash and cash equivalents	12,759	7,841
Acquisition/sale of business units	11,270	-
Cash and cash equivalents, end of period	288,639	280,310

Notes – Danske Bank Group

Note	(DKr m)
1	**Business segments, first half 2007**

	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Other	Total	Reclassi-fication	Highlights
Interest income	29,346	14,396	37,254	687	3,165	-24,792	60,056	-40,419	19,637
Interest expense	18,992	12,518	36,565	592	190	-24,374	44,483	-36,623	7,860
Net interest income	10,354	1,878	689	95	2,975	-418	15,573	-3,796	11,777
Net fee income	3,912	-167	359	831	-348	-179	4,408	-12	4,396
Net trading income	594	88	2,176	33	1,768	-20	4,639	-436	4,203
Other income	1,152	88	6	2	710	310	2,268	-716	1,552
Net premiums	-	-	-	-	8,246	-	8,246	-8,246	-
Net insurance benefits	-	-	-	-	12,211	-	12,211	-12,211	-
Income from equity investments	-	-	145	-4	29	4	174	-174	-
Net income from insurance business	-	-	-	-	-	-	-	669	669
Total income	16,012	1,887	3,375	957	1,169	-303	23,097	-500	22,597
Operating expenses	9,935	600	1,364	422	500	209	13,030	-500	12,530
Credit loss expenses	7	-6	5	-1	-	-	5	-	5
Profit before tax	6,070	1,293	2,006	536	669	-512	10,062	-	10,062
Loans and advances, excl. reverse transactions	933,613	600,820	39,590	24,118	-	-6,675	1,591,466	-	1,591,466
Other assets	342,002	29,286	3,265,950	15,095	232,743	-2,404,688	1,480,388	-	1,480,388
Total assets	1,275,615	630,106	3,305,540	39,213	232,743	-2,411,363	3,071,854	-	3,071,854
Deposits, excl. repo deposits	597,121	-	109,559	8,888	-	46,788	762,356	-	762,356
Other liabilities	633,910	613,479	3,189,191	29,632	227,837	-2,482,030	2,212,019	-	2,212,019
Allocated capital	44,584	16,627	6,790	693	4,906	23,879	97,479	-	97,479
Total liabilities and equity	1,275,615	630,106	3,305,540	39,213	232,743	-2,411,363	3,071,854	-	3,071,854
Internal income	6,431	543	9,771	499	837	-18,081	-		
Pre-tax profit as % p.a. of allocated capital (avg.)	27.2	15.6	59.1	-	27.3	-	20.6		
Cost/income ratio, %	62.0	31.8	40.4	44.1	42.8	-	56.4		
Risk-weighted items (avg.)	810,612	302,309	123,447	12,608	11,808	-77,526	1,183,258		
Full-time-equivalent staff (avg.)	13,919	733	871	533	917	6,668	23,641		

In the financial highlights of the Group, profit contributed by Danske Markets is recognised as net trading income, and profit contributed by Danica Pension is recognised as net income from insurance business. The reclassification column aggregates the profit contributions.

Notes – Danske Bank Group

Note (DKr m)

1 **Business segments, first half 2006**

(cont'd)

	Banking Activities	Mortgage Finance	Danske Markets	Danske Capital	Danica Pension	Other	Total	Reclassi-fication	Pro forma adjustm.	Pro forma highlights
Interest income	18,538	12,421	29,926	411	3,295	-17,510	47,081	-33,221	-	-
Interest expense	10,696	10,666	29,471	335	132	-17,242	34,058	-29,484	-	-
Net interest income	7,842	1,755	455	76	3,163	-268	13,023	-3,737	1,345	10,631
Net fee income	3,456	-114	263	532	-336	-103	3,698	72	699	4,469
Net trading income	540	57	2,058	46	-1,564	-197	940	2,527	313	3,780
Other income	859	99	1	-	1,730	217	2,906	-1,672	98	1,332
Net premiums	-	-	-	-	7,808	-	7,808	-7,808	-	-
Net insurance benefits	-	-	-	-	10,402	-	10,402	-10,402	-	-
Income from equity investments	2	-	124	-3	114	60	297	-297	-	-
Net income from insurance business	-	-	-	-	-	-	-	33	-	33
Total income	12,699	1,797	2,901	651	513	-291	18,270	-480	2,455	20,245
Operating expenses	7,999	596	1,049	290	480	-195	10,219	-480	1,392	11,131
Credit loss expenses	-348	-63	-33	1	-	-	-443	-	-34	-477
Profit before tax	5,048	1,264	1,885	360	33	-96	8,494	-	1,097	9,591
Sampo Bank group	854	-	145	117	-	-19	1,097	-	-1,097	-
Profit before tax (pro forma)	5,902	1,264	2,030	477	33	-115	9,591	-	-	9,591
Loans and advances, excl. reverse trans-actions	645,249	573,484	39,396	20,101	-	-5,900	1,272,330	-	149,207	1,421,537
Other assets	234,474	33,416	2,066,529	13,220	221,381	-1,328,822	1,240,198	-	41,860	1,282,058
Total assets	879,723	606,900	2,105,925	33,321	221,381	-1,334,722	2,512,528	-	191,067	2,703,595
Deposits, excl. repo deposits	433,975	-	125,664	7,420	-	30	567,089	-	91,867	658,956
Other liabilities	408,837	588,651	1,973,005	25,333	213,104	-1,336,953	1,871,977	-	99,200	1,971,177
Allocated capital	36,911	18,249	7,256	568	8,277	2,201	73,462	-	-	73,462
Total liabilities and equity	879,723	606,900	2,105,925	33,321	221,381	-1,334,722	2,512,528	-	191,067	2,703,595
Internal income	3,220	456	15,077	218	1,064	-20,035	-			
Pre-tax profit as % p.a. of allocated capital (avg.)	27.4	13.9	52.0	-	0.8	-	23.1			
Cost/income ratio, %	63.0	33.2	36.2	44.5	93.6	-	55.9			
Risk-weighted items (avg.)	567,844	280,750	111,624	8,740	7,159	-13,213	962,904			
Full-time-equivalent staff (avg.)	11,568	767	723	330	855	4,935	19,178			

In the financial highlights of the Group, profit contributed by Danske Markets is recognised as net trading income, and profit contributed by Danica Pension is recognised as net income from insurance business. The reclassification column aggregates the profit contributions. Pro forma highlights include the Sampo Bank group's actual figures as of February 2006. The effect of this restatement is shown in the Pro forma adjustment column.

Notes – Danske Bank Group

Note	(DKr m)

2 **Acquisition of subsidiary undertakings**

In November 2006, the Danske Bank Group made an agreement to purchase the shares of the Finnish Sampo Bank. The purchase was approved on January 30, 2007, and effected on February 1, 2007. The accounts of the Sampo Bank group were consolidated in the accounts of the Danske Bank Group with effect from this date.

Assuming that the Group had taken over the Sampo Bank group with effect from January 1, 2007, the estimated effects on profit and total income would have amounted to increases of DKr162m and DKr506m, respectively. The effect on profit of the consolidation of Sampo Bank from February to June 2007 was an increase of DKr778m.

The table below shows the preliminary breakdown of the purchase price by net assets, identifiable intangible assets, and goodwill.

Goodwill represents the value of the expected profitability of the company acquired which cannot be attributed reliably to individually identifiable assets, including the value of staff, know-how and position in the community as well as expected synergies from the integration into the Danske Bank Group.

The fair value of loans, advances and deposits in the opening balance sheet has been increased by a net amount of DKr308m compared with the carrying amount of these items recognised before the acquisition. The effect of the value adjustment on interest income generated by Banking Activities Finland will be a decrease of DKr171m in 2007 and DKr67m in each of the following four years and an increase of DKr131m in the profit generated by Danske Markets.

The fair value of issued bonds in the opening balance sheet has been increased by DKr77m compared with the carrying amount of this item recognised before the acquisition. This value adjustment will increase the interest income generated by Danske Markets in 2007.

Breakdown of purchase price	Date of acquisition	Fair value of net assets	Goodwill on acquisition	Total acquisition price
Sampo Bank				
- Finland	01.02.2007	11,336	12,854	24,190
- Capital under management (DC)	01.02.2007	-	1,454	1,454
- Baltics	01.02.2007	1,685	3,466	5,151
Total		13,021	17,774	30,795

Breakdown of purchase price	(DKr m)	Amortisation/depreciation period (years)
Purchase price	30,217	
Costs	578	
Total purchase price	30,795	
Net assets at market value, excl. items below	9,223	
Identifiable intangible assets		
- Customer relations	4,371	10 years
- Other contractual rights	349	1-5 years
- Right to name	465	Perpetual
Deferred tax	-1,387	
Goodwill	17,774	Perpetual

Notes – Danske Bank Group

Note

2 (cont'd)

NET ASSETS ACQUIRED (DKr m)	Fair value at the time of acquisition	Carrying amount before acquisition
Due from credit institutions	13,258	13,258
Investment securities	1,001	1,001
Bank loans and advances	158,379	158,280
Trading portfolio assets	14,586	14,603
Intangible assets	5,690	530
Tangible assets	747	673
Other assets	8,455	8,450
Total assets	202,116	196,795
Due to credit institutions	6,595	6,595
Deposits	91,946	92,155
Trading portfolio liabilities	3,922	3,922
Other issued bonds	69,182	69,105
Subordinated debt	7,825	7,825
Other liabilities	9,625	8,196
Total liabilities	189,095	187,798
Net assets acquired	13,021	8,997

The figures were calculated just before the date of acquisition in accordance with the accounting policies of the Sampo Bank group (IFRS). The amounts were translated into Danish kroner at the exchange rate prevailing at the time of consolidation.

3 **Contingent liabilities**

Owing to its size and business volume, the Danske Bank Group is continually a party to various lawsuits. The Group does not expect the outcomes of the cases pending to have any material effect on its financial position.

A limited number of employees are employed under terms which grant them, if they are dismissed before reaching their normal retirement age, an extraordinary severance and/or pension payment in excess of what they would have been entitled to under ordinary terms of employment.

The Bank is jointly and severally liable for the prior-year corporation tax of companies that were jointly taxed before January 1, 2005.

The Bank is registered jointly with all significant, wholly-owned Danish subsidiary undertakings for financial services employer tax and VAT for which it is jointly and severally liable. Sampo Bank and Danske Bank's Helsinki Branch are registered jointly with Sampo Plc for VAT as regards shared functions in Finland which will not cease until the migration has been completed. Danske Bank, Sampo Bank and Sampo Plc are jointly and severally liable for VAT payable on the shared functions.

The table below shows the guarantees issued, irrevocable loan commitments and other liabilities not recognised on the balance sheet.

GUARANTEES AND OTHER LIABILITIES (DKr m)	June 30, 2007	Dec. 31, 2006	June 30, 2006
Guarantees, etc.	95,119	80,568	81,590
Other liabilities	277,962	260,457	255,622
Total	373,081	341,025	337,212

Accounts - Danske Bank A/S

(DKr m)

The accounts of the Parent Company, Danske Bank A/S, are prepared in accordance with the Danish Financial Business Act and the executive order of the Danish FSA on financial reports of credit institutions, etc. The rules are identical to the Group's valuation principles under IFRS with the exceptions that domicile property owned by the Parent Company is recognised at its estimated fair value and that the corridor method is not applied to pension obligations. Holdings in subsidiary undertakings are valued using the equity method, and tax payable by the undertakings is expensed under Income from associated and subsidiary undertakings. The format of the Parent Company accounts is not identical to the format of the consolidated accounts prepared in accordance with IFRS.

At April 1, 2007, the subsidiaries Fokus Bank ASA, Norway, and National Irish Bank Ltd., Republic of Ireland, were converted into branches of Danske Bank. This conversion meant that the activities in Norway and the Republic of Ireland are now recognised under the individual items of the income statement and the balance sheet rather than under Income from associated undertakings and Holdings in associated undertakings, respectively. This change did not affect the net profit for the period, however, the effect on total assets was an increase of DKr195bn as the full balance-sheet totals for the branches are now recognised. Formerly, only the holdings in the two banks were recognised.

The table shows the differences between the consolidated accounts presented in accordance with IFRS and the data reported to the Danish FSA with respect to net profit and shareholders' equity.

	Profit first half 2007	Profit first half 2006	Equity June 30, 2007	Equity June 30, 2006
Group accounts according to IFRS	7,629	6,087	97,479	73,462
Domicile property	-11	-3	1,370	1,165
Pension obligations	719	750	755	218
Tax effect	-187	-166	-180	-27
Minority interests	4	13	3,008	3,002
Group accounts according to the rules of the Danish FSA	8,154	6,681	102,432	77,820
Minority interests according to the rules of the Danish FSA	30	-	3,083	3,051
Parent Company accounts according to the rules of the Danish FSA	8,124	6,681	99,349	74,769

According to the rules of the Danish FSA, minority interests include special reserves in associated undertakings consolidated on a pro rata basis.

Income statement - Danske Bank A/S

Note	(DKr m)	First half 2007	First half 2006
1	Interest income	36,098	28,788
2	Interest expense	29,271	23,153
	Net interest income	6,827	5,635
	Dividends from shares, etc.	92	103
	Fee and commission income	4,389	4,342
	Fees and commissions paid	946	860
	Net interest and fee income	10,362	9,220
3	Value adjustments	2,349	2,209
	Other operating income	853	826
4	Staff costs and administrative expenses	6,641	5,688
	Amortisation and depreciation	972	765
	Other operating expenses	1	-
	Impairment charges for loans and advances, etc.	-99	-345
	Income from associated and subsidiary undertakings	3,573	2,336
	Profit before tax	9,622	8,483
	Tax	1,498	1,802
	Net profit for the period	8,124	6,681

Balance sheet - Danske Bank A/S

Note	(DKr m)	June 30, 2007	Dec. 31, 2006
	ASSETS		
	Cash in hand and demand deposits with central banks	12,301	4,945
	Due from credit institutions and central banks	322,925	362,863
5	Loans and other amounts due at amortised cost	1,017,641	818,530
	Bonds at fair value	385,185	396,252
	Bonds at amortised cost	2,779	223
	Shares, etc.	4,582	3,695
	Holdings in associated undertakings	757	853
	Holdings in subsidiary undertakings	93,435	65,501
	Assets under pooled schemes	38,767	38,262
	Intangible assets	24,216	6,439
	Land and buildings	4,890	4,483
	Investment property	85	83
	Domicile property	4,805	4,400
	Other tangible assets	3,566	3,445
	Current tax assets	177	20
	Deferred tax assets	113	-
	Assets temporarily taken over	-	9
	Other assets	217,526	162,090
	Prepayments	2,488	1,897
	Total assets	2,131,348	1,869,507
	LIABILITIES AND EQUITY		
	AMOUNTS DUE		
	Due to credit institutions and central banks	558,933	590,211
	Deposits and other amounts due	723,726	560,724
	Deposits in pooled schemes	40,526	40,046
	Issued bonds at amortised cost	339,550	277,848
	Current tax liabilities	663	116
	Other liabilities	316,790	255,688
	Deferred income	977	821
	Total amounts due	1,981,165	1,725,454
	PROVISIONS FOR LIABILITIES		
	Provisions for pensions and similar obligations	613	456
	Provisions for deferred tax	856	813
5	Provisions for losses on guarantees	294	198
	Other provisions for liabilities	40	48
	Total provisions for liabilities	1,803	1,515
	SUBORDINATED DEBT		
	Subordinated debt	49,031	46,029
	SHAREHOLDERS' EQUITY		
	Share capital	6,988	6,988
	Accumulated value adjustments	1,029	998
	Equity method reserve	16,560	16,560
	Profit brought forward	74,772	71,963
	Total shareholders' equity	99,349	96,509
	Proposed dividends	-	5,416
	Total liabilities and equity	2,131,348	1,869,507

Notes to the income statement – Danske Bank A/S

Note	(DKr m)	First half 2007	First half 2006
1	**Interest income**		
	Reverse transactions with credit institutions and central banks	3,320	1,987
	Credit institutions and central banks	1,444	6,921
	Reverse loans	6,534	3,395
	Loans, advances and other amounts due	16,716	10,531
	Bonds	5,665	3,718
	Derivatives	2,370	2,237
	Currency contracts	2,304	2,812
	Interest rate contracts	66	-575
	Other interest income	49	-1
	Total	36,098	28,788
2	**Interest expense**		
	Repo transactions with credit institutions and central banks	2,682	1,229
	Credit institutions and central banks	11,442	11,116
	Repo deposits	2,318	1,186
	Deposits and other amounts due	6,058	3,756
	Issued bonds	5,757	4,783
	Subordinated debt	881	1,030
	Other interest expenses	133	53
	Total	29,271	23,153
3	**Value adjustments**		
	Loans and advances at fair value	-874	-982
	Bonds	-1,422	-1,756
	Shares, etc.	321	291
	Investment property	1	4
	Currency	561	472
	Derivatives	1,704	1,287
	Assets under pooled schemes	1,150	-811
	Deposits under pooled schemes	-1,107	778
	Other assets	-	855
	Other liabilities	2,015	2,071
	Total	2,349	2,209
4	**Staff costs and administrative expenses**		
	Remuneration of the Executive Board and the Board of Directors		
	Executive Board	17	9
	Board of Directors	5	5
	Total	22	14
	Staff costs		
	Salaries	3,877	3,220
	Pensions	161	186
	Financial services employer tax, etc.	469	443
	Total	4,507	3,849
	Other administrative expenses	2,112	1,825
	Total staff costs and administrative expenses	6,641	5,688
	Number of full-time-equivalent staff (avg.)	14,343	13,435

The Executive Board, the senior management and other selected staff participate in the Group's incentive programmes. The Annual Report 2006 explains the programmes and Executive Board pension schemes in more detail. Additional updated information at June 30, 2007, is available at www.danskebank.com/cg.

Notes to the balance sheet – Danske Bank A/S

Note (DKr m)

5 **Impairment charges for loans, advances and guarantees, etc.**

	Loans, advances and guarantees, individual impairment	Loans, advances and guarantees, collective impairment	Other amounts due, individual impairment	Other amounts due, collective impairment	Total
Impairment at January 1, 2007	2,763	716	1	-	3,480
Impairment during the period	965	254	142	-	1,361
Reversal of prior-year impairment charges	983	305	54	-	1,342
Other changes	-129	99	-	-	-30
Impairment at June 30, 2007	2,616	764	89	-	3,469
Impairment at January 1, 2006	3,287	773	9	-	4,069
Impairment during the year	1,124	351	-	-	1,475
Reversal of prior-year impairment charges	1,676	456	7	-	2,139
Other changes	28	48	-1	-	75
Impairment at December 31, 2006	2,763	716	1	-	3,480

6 **Assets deposited as security**

At the end of the first half of 2007, Danske Bank A/S had deposited securities worth DKr202,887m with Danish and international clearing centres, etc. as security. At the end of 2006, the corresponding amount was DKr225,005m.

	June 30, 2007	Dec. 31, 2006
Assets sold in repo transactions		
Bonds at fair value	256,877	238,852
Shares, etc.	1,430	194
Total	258,307	239,046
Total security deposited for subsidiaries	11,914	5,431

Notes to the balance sheet - Danske Bank A/S

Note	(DKr m)	June 30, 2007	Dec. 31, 2006
7	**Contingent liabilities**		

Owing to its size and business volume, Danske Bank A/S is continually a party to various lawsuits. The Bank does not expect the outcomes of the cases pending to have any material effect on its financial position.

The Bank is jointly and severally liable for the prior-year corporation tax of companies that were jointly taxed before January 1, 2005. With effect from January 1, 2005, joint taxation applies to all Danish group companies. The Bank manages the joint taxation. The Bank is liable only for the tax payable by the Bank itself and amounts received from subsidiaries in payment of the joint corporation tax. The Bank is registered jointly with all significant, wholly-owned Danish subsidiaries for financial services employer tax and VAT, for which it is jointly and severally liable.

	June 30, 2007	Dec. 31, 2006
Guarantees and other liabilities		
Guarantees, etc.		
Financial guarantees	10,002	16,116
Mortgage finance guarantees	44,278	42,484
Registration and remortgaging guarantees	15,273	15,243
Other guarantees	148,277	187,412
Total	217,830	261,255
Other liabilities		
Irrevocable loan commitments shorter than 1 year	124,220	140,253
Irrevocable loan commitments longer than 1 year	118,866	108,241
Sale with an option to repurchase	-	-
Other obligations	1,049	724
Total	244,135	249,218

The consolidated accounts contain additional information about contingent liabilities.

8 **Related parties**

Danske Bank A/S acts as the bank of a number of related parties. Transactions with related parties are settled on market terms.

Apart from intra-group restructuring, no significant and/or unusual transactions with related parties were made during the period under review.

Highlights and ratios - Danske Bank A/S

(DKr m)	First half 2007	First half 2006	First half 2005	First half 2004	First half 2003
HIGHLIGHTS					
Net interest and fee income	10,362	9,220	10,009	9,572	9,894
Value adjustments	2,349	2,209	277	-225	215
Staff costs and administrative expenses	6,641	5,688	5,631	5,582	7,343
Impairment charges for loans and advances, etc.	-99	-345	-338	545	812
Income from associated and subsidiary undertakings	3,573	2,336	2,044	2,107	2,843
Net profit for the period	8,124	6,681	5,458	4,061	4,803
Loans and advances	1,017,641	757,539	600,548	490,533	403,044
Shareholders' equity	99,349	74,769	67,924	62,671	63,371
Total assets	2,131,348	1,701,827	1,695,607	1,251,614	1,206,062

RATIOS					
Solvency ratio, %	12.6	14.0	14.0	15.0	14.2
Core (tier 1) capital ratio, %	8.8	10.1	10.1	10.9	10.2
Return on equity before tax, %	9.8	11.4	10.1	8.5	10.9
Return on equity after tax, %	8.3	8.9	8.1	6.4	7.8
Cost/income ratio, DKr	2.28	2.39	2.11	1.79	1.98
Interest rate risk,%	1.5	0.0	1.1	0.3	2.0
Foreign exchange position, %	8.5	1.2	6.6	2.6	3.9
Foreign exchange risk, %	0.0	0.0	0.0	0.1	0.1
Loans, advances and impairment charges as % of deposits	133.6	126.6	111.6	103.6	97.3
Gearing of loans and advances, %	10.2	10.1	8.8	7.8	6.4
Growth in loans and advances, %	24.3	18.1	18.0	10.0	-0.3
Excess cover relative to the statutory liquidity requirement, %	112.0	123.1	171.3	221.6	176.3
Total amount of large exposures, %	151.9	167.1	195.9	125.3	118.3
Impairment ratio, %	0.0	0.0	0.0	0.1	0.1
Earnings per share, DKr	11.8	10.5	8.3	5.9	6.7
Book value per share, DKr	145	117	106	93	89
Dividend per share, DKr	7.75	10.00	7.85	6.55	4.75
Share price at June 30/earnings per share	19.0	21.2	22.2	24.7	19.2
Share price at June 30/book value per share	1.55	1.89	1.74	1.55	1.44

Group holdings and undertakings – Danske Bank A/S

		Share capital (thousands)	Net profit (DKr m)	Shareholders' equity (DKr m)	Share capital (%)
Danske Bank A/S, Copenhagen	DKK	6,988,043	13,545	95,172	
Credit institutions					
Realkredit Danmark A/S, Copenhagen	DKK	630,000	2,356	33,166	100
Sampo Bank plc, Helsinki	EUR	106,000	2,044	8,822	100
Sampo Housing Loan Bank plc., Helsinki	EUR	41,050	38	692	100
Northern Bank Limited, Belfast	GBP	94,000	222	3,697	100
Danske Bank International S.A., Luxembourg	EUR	90,625	306	1,240	100
AB Sampo Pank, Tallin	EEK	898,000	159	814	100
AS Sampo Bankas, Vilnius	LTL	234,908	51	2,904	100
AS Sampo Banka, Riga	LVL	8,500	3	117	100
Insurance operations					
Forsikringsselskabet Danica, Skadeforsikringsaktieselskab af 1999, Copenhagen	DKK	1,000,000	1,215	16,674	100
Danica Pension, Livsforsikringsaktieselskab, Copenhagen	DKK	1,100,000	1,142	14,997	100
Danica Pension I, Livsforsikringsaktieselskab, Copenhagen	DKK	200,000	-23	472	100
Danica Fondförsäkring AB, Stockholm	SEK	100,000	7	75	100
Danica Pensjonsforsikring AS, Trondheim	NOK	106,344	34	148	100
Investment and real property operations, etc.					
Danske Capital Finland Oy, Helsinki	EUR	1,000	41	81	100
Danske Capital Norge AS, Trondheim	NOK	6,000	5	15	100
Danske Capital Sverige AB, Linköping	SEK	10,000	9	10	100
Danske Corporation, Delaware	USD	4	-	1	100
Danske Fund Plc., Dublin	EUR	300	-	-	100
Danske Private Equity A/S, Copenhagen	DKK	5,000	30	63	100
National Irish Asset Finance Ltd., Dublin	EUR	9,750	12	228	100
Nordania Finans A/S, Birkerød	DKK	10,000	178	875	100
Fokus Krogsveen Nylander AS, Trondheim	NOK	25,000	14	32	100
home a/s, Copenhagen	DKK	15,000	-	-	100
Danica ButiksCenter A/S, Copenhagen	DKK	450,000	983	7,818	100
Danica Ejendomsselskab ApS, Copenhagen	DKK	1,075,000	972	6,829	100
Ejendomsaktieselskabet Virum-Vang, Copenhagen	DKK	2,000	20	172	100
KHB VI A/S, Copenhagen	DKK	111,700	47	233	100
Medicon Valley Capital I K/S, Copenhagen	SEK	220,775	-13	100	76
Medicon Valley Capital II K/S, Copenhagen	SEK	54,816	-4	21	99
Other operations					
Polonius Inc., London	USD	25	-	-	-
Polonius Ltd., London	USD	1	-5	3	-
Operations consolidated on a pro rata basis					
Danmarks Skibskredit A/S	DKK	333,333	106	2,198	24
LR Realkredit A/S	DKK	150,000	31	1,092	31

Group holdings and undertakings include only major subsidiaries.
Other operations include operations that are consolidated in the accounts because the Group controls these operations through management agreements, etc.
The accounting figures stated are those of the undertakings' latest annual reports.

Additional information

Press conference and conference call

Danske Bank will hold a press conference and a conference call upon the presentation of its Interim Report for the first half of 2007. The press conference is scheduled for August 9 at 2.00pm CET and the conference call for 4.00pm CET. Both events will be transmitted live at www.danskebank.com.

Financial calendar

Danske Bank plans to release its financial reports in 2007 and 2008 on the following dates:

- Nine-month report for 2007: October 30, 2007
- Annual report for 2007: January 31, 2008
- Annual General Meeting: March 4, 2008
- First quarter report for 2008: April 29, 2008
- Half-year report for 2008: August 7, 2008
- Nine-month report for 2008: October 28, 2008

Contacts

Peter Straarup,
Chairman of the Executive Board
Tel. +45 45 14 60 01
Tonny Thierry Andersen,
Senior Executive Vice President
Tel. +45 45 14 07 07
Martin Gottlob,
Head of Investor Relations
Tel. +45 45 14 07 92

Address

Danske Bank
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 33 44 00 00
CVR No. 61 12 62 28

Useful links

www.danskebank.com/ir
www.sampobank.com
www.danskebank.se
www.fokus.no
www.northernbank.co.uk
www.nationalirishbank.ie
www.rd.dk
www.danicapension.dk

Danske Bank

To the Editor

Group Communications
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 45 14 56 95

August 9, 2007

Net profit of DKr7,629m for the first half of 2007

Danske Bank has today announced its financial results for the first half of 2007. The report can be viewed at www.danskebank.com/reports. Highlights, which are compared with first-half-2006 pro forma figures, are shown below:

- Net profit up 11% from DKr6,875m in the first half of 2006 to DKr7,629m, which is better than expected
- Danske Bank raises its profit guidance for 2007. The net profit for the year is expected to match the pro forma figure for 2006
- Income up 12% to DKr22,597m due to favourable trends in net trading income and the Group's banking and insurance operations
- Net interest income up 11% to DKr11,777m
- Cost/income ratio unchanged at 55%. Expenses rose 13%, primarily as a result of planned expenses for the integration of Sampo Bank, Northern Bank and National Irish Bank and one-off costs. Excluding these items, the underlying trend in costs showed an increase of only 3%. For 2007 as a whole, the Group expects underlying expenses to grow by 0-1%
- Credit loss expenses amounted to DKr5m, against a net positive entry of DKr477m in the first half of 2006. Economic conditions in the markets on which the Group operates remained favourable
- Lending up DKr169bn, or 12%, from the end of June 2006 to DKr1,591bn at the end of June 2007. Units outside Denmark accounted for 56% of total growth in bank lending
- Sampo Bank integration on schedule

Commenting on the results, Danske Bank's chief executive, Peter Straarup, said: "The first six months of the year have been busy. We have developed new products, which, I am pleased to say, are very popular among our customers. For example, our new online and savings products in Denmark and Sweden have really caught on. Overall, we recorded favourable growth in all our markets, and the market position of the Danske Bank Group is strong. In the first half of 2007, we merged the activities of BG Bank and Danske Bank Denmark. The merger ran smoothly and was well received by our customers. The Group's operations in Finland and the Baltic countries are busy with the integration process, which is proceeding as planned."

Danske Bank

Steen Reeslev

Contacts:

Thursday, August 9, from 2.00pm CET:
Peter Straarup, Chairman of the Executive Board, tel. +45 45 14 60 01
Tonny Thierry Andersen, Chief Financial Officer, tel. +45 45 14 07 07
Martin Gottlob, Head of Investor Relations, tel. +45 45 14 07 92

The interim report for the first half of 2007 will be presented at a press conference at 2.00pm CET. The presentation, subtitled in English, will be transmitted live at www.danskebank.com, where the presentation material will be published.

This is a translation of a press release in the Danish language. In case of discrepancies, the Danish version prevails.

END